UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For the 12 month period and the quarter ended 30 June 2008
Harmony Gold Mining Company
Limited
Suite No. 1
Private Bag X1
Melrose Arch, 2076
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X               Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes                  No X

ANNUAL HIGHLIGHTS
■
Cash operating profit up by 26%
■
Extensive restructuring of operations completed
■
Harmony PNG/Newcrest Stage 1 of partnership finalised (shortly after year end)
■
Tshepong 66 decline project complete
■
Phakisa brought into production
FINANCIAL SUMMARY FOR THE FOURTH QUARTER AND YEAR ENDED 30 JUNE 2008
(All results exclude Discontinued Operations unless otherwise indicated)
Quarter
Quarter
Q-on-Q
Quarter
June 2008
March 2008
% variance
June 2007
FY08
FY07
Gold produced
– kg
11 694
10 347
13.0
12 414
48 227
54 340
– oz
375 970
332 662
13.0
399 118    1 550 527
1 747 071
Cash costs
– R/kg
138 940
146 620
5.2
149 379
138 319
110 785
– $/oz
556
609
8.7
655
591
479
Cash operating profit
– Rm
995
817
21.8
25
2 537
2 016
– US$m
128
111
15.3
4
351
280
Basic (loss)/profit
– SA c/s
(60)
38
(257.9)
(43)
(199)
206
– US c/s
(8)
5
(60.0)
(6)
(27)
29
Headline profit/(loss)
– SA c/s
38
39
(2.6)
(81)
19
96
– US c/s
5
5
–
(11)
3
13
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FINANCIAL REVIEW FOR THE FOURTH QUARTER AND
YEAR ENDED 30 JUNE 2008

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TABLE OF CONTENTS
Chief Executive’s Review . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
3
Safety and Health Report . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
7
Fourth Quarter and year ended June 2008 under review . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
8
Capital Expenditure . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
10
Quarterly Profit Comparison for Continuing Operations . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
10
South African Underground Operations . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
11
– Tshepong Mine . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
11
– Phakisa. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
13
– Doornkop. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
14
– Elandsrand. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
15
– Target Mine . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
16
– Masimong Mine . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
16
– Evander Operations . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
16
– Bambanani . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
16
– Joel . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
16
– Virginia Operations . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
17
South African Surface Operations . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
18
– Kalgold . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
18
– Project Phoenix. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
18
International Operations . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
19
– Hidden Valley . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
19
Discontinued Operations . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
20
– Cooke Plant Operations . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
20
– Randfontein Operations . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
20
Exploration . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
21
– Wafi-Golpu . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
21
– Exploration results and programme . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
21
Operating results – Continuing Operations (Rand/Metric) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
24
Operating results including Discontinued Operations (Rand/Metric) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
26
Condensed consolidated income statement (Rand) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
28
Condensed consolidated balance sheet (Rand) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
29
Condensed consolidated statement of changes in equity (Rand) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
30
Condensed consolidated cash flow statement (Rand) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
31
Notes to the condensed consolidated financial statements for the fourth quarter and year ended 30 June 2008 .
32
Detailed operating information year ended 30 June 2008 (Rand/Metric) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
38
Detailed operating information year ended 30 June 2007 (Rand/Metric) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
40
Operating results – Continuing Operations (US$/Imperial). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
42
Operating results including Discontinued Operations (US$/Imperial). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
44
Condensed consolidated income statement (US$) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
46
Condensed consolidated balance sheet (US$) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
47
Condensed consolidated statement of changes in equity (US$) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
48
Condensed consolidated cash flow statement (US$) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
49
Detailed operating information year ended 30 June 2008 (US$/Imperial) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
50
Detailed operating information year ended 30 June 2007 (US$/Imperial). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
52
Development results (Metric) and (Imperial) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
54
Contact details . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
55

CHIEF EXECUTIVE’S REVIEW
It is my pleasure as Chief Executive Officer of Harmony to submit this financial report for the financial year ended 30 June 2008 to shareholders after managing the company for a full financial year.
2008 Review
I will briefly review the company’s activities over the past year and its current financial status, expanding on the changes that were implemented to return the company to profitability in order to generate positive financial returns, in the future, for our shareholders.
Before proceeding with this year’s corporate and financial activities, I would like to draw attention to the Elandsrand incident that occurred on 3 October 2007. I want to thank our Chairman and the Harmony team involved in the successful handling of the incident for their support and sterling efforts. Gratefully there were no negative consequences from the compressed air column that fell down the mine shaft.
The Elandsrand incident brought the South African mining industry’s safety record squarely under the spotlight. This has triggered a heightened sense of corporate awareness towards the critical issues of occupational safety and health. Safety enjoys priority at Harmony and non-negotiable safety standards have been formulated which are reviewed and performances audited. I am pleased to inform you that last year’s positive safety performance was maintained in the 2008 financial year.
Turning to the financial performance for the year under review, we carried out a due diligence on our mines towards the end of 2007 to understand the challenges facing the company at that time. Based on the findings we embarked on a restructuring strategy. We recognised that stringent cost control measures had to be put in place to reduce their negative impact. Thus, all capital expenditure was reviewed and all frills expended without disrupting the delivery of the projects. The restructuring process also brought about the transfers of 13 101 employees and the termination of employment of 5 119 of our employees.
This reduced the average age of our workforce from 47 to 43 years.
Management was strengthened and we decentralised our regional operations. We also made changes to our mining structure by eliminating coaches and re-introducing mine captains and shift bosses to improve production.
Harsh decisions had to be taken regarding the productivity and efficiency of Conops at some of our operations. During the year
Conops was terminated at Elandsrand, Evander 2 and 5, Cooke 1, 2 and 3 shafts, Masimong and Tshepong. I am pleased to report that some benefits are already evident in the current quarter from Tshepong and Elandsrand where production has been boosted.
Unfortunately early in January 2008, the South African economy suffered a setback when Eskom – the national power utility –
announced that it was unable to supply uninterrupted power to the mining industry, amongst others. This affected our strategic planning; new plans, incorporating the reduced power consumption, were devised and implemented. The company continues to operate on 90% electricity consumption – 10% down from its previous consumption.
The new strategic plans aligned the whole company with the aim to conserve electricity. This led to shafts and mining areas of high energy consumption being closed down. Taking the electricity challenge into account, our objective for the next year, barring any unforeseen circumstances, is to maintain the current production level of 12 000kg of gold per quarter from the
13 500kg before the power reduction. We have laid out an aggressive schedule to bring all our projects to full capacity by 2012.
The last component of the due diligence was to honour the transactions that had been entered into with regards to our discontinued
assets in South Africa and Australia. Accordingly, Orkney 2, 4 and 7 shafts were purchased by Pamodzi Gold who took full ownership on 27 February 2008 when the transaction was renegotiated, bringing Harmony’s shareholding in Pamodzi Gold to 32%.
South Kal Mines in Australia was sold to Dioro Exploration NL and all conditions precedent were met on 30 November 2007.
Unfortunately the Mt Magnet deal was not concluded and we have recommenced the sale process. In the interim, the operations remain on care and maintenance, but we continue with the exploration of our tenements in the area.
Concurrently with the restructuring, we pursued joint venture opportunities that offered obvious operational synergies. On the
Cooke shafts in Randfontein and in the Cooke tailings dam, we recognised the uranium potential, together with the gold potential and realised that this could be a formidable value creation opportunity. On 19 December 2007, Harmony concluded
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an agreement with Pamodzi Resources Fund (PRF) and First Reserve Incorporated (FRI), backed by APM and FRI, whereby we would retain a 40% stake in a new company (Rand Uranium Company) by selling 60% to PRF. The agreement has been extended to 12 September 2008 due to outstanding conditions precedent which include the approvals from the Department of Minerals and Energy and the National Nuclear Regulator.
It gives me pleasure to announce that all the conditions precedent have been met for the 50:50 joint venture entered into on
22 April 2008 with Newcrest Mining Limited, Australia, for Harmony’s PNG assets. The first tranche of the deal, US$229 million, was received by Harmony on 7 August 2008. This concludes Stage 1 signifying Newcrest’s ownership of 30.01% and the commencement of Stage 2, which requires that Newcrest increase its interest to 50% through the sole funding of all the capital expenditure for Hidden Valley. As mentioned previously, Newcrest is a quality partner with significant technical skills that will provide additional expertise to the existing Harmony team in PNG and add to the development potential of the PNG assets.
The creation of the joint venture reduces Harmony’s operational risk in PNG and strengthens Harmony’s balance sheet, simultaneously reducing our capital expenditure requirements at Hidden Valley. In addition, the partnership improves the potential of the Wafi-Golpu deposit and its prospective exploration tenements, to turn them to viable resources.
GROUP PERFORMANCE
Harmony’s operations recorded a satisfactory operational improvement in the fourth quarter, however, the Group delivered a disappointing financial performance for the financial year ended 30 June 2008.
A net loss of R245 million was recorded compared with a net profit of R382 million for the financial year ended 30 June 2007.
This is mainly due to non-cash item losses from the sale of Gold Fields shares amounting to R459 million, the loss from associates (primarily Pamodzi Gold) amounting to R78 million, impairment of investments in associates (primarily Pamodzi
Gold) of R95 million and impairment of assets amounting to R316 million.
Revenue for the year from continuing operations was up by 14.6% to R9 210 million from R8 037 million for the financial year 2007 on the back of an improved gold price in dollar terms of US$818/oz and a steady R/$ exchange rate of R7.26. The
Group’s cash operating profit increased by 25.8% to R2 537 million compared with R2 016 million for 2007.
Cash operating costs increased year-on-year by R652 million from R6 021 million to R6 673 million, for the year under review.
Although stringent measures for cost containment had been implemented throughout the company, inflationary pressures were evident not only in most of our consumables such as electricity, steel and fuel, to a lesser degree, but also salaries.
Harmony’s total cash operating costs were up by 7.1% quarter-on-quarter to R1 625 million from R1 517 million. The company ascribes this in part to increases in electricity tariffs, production tonnages and the bonus incentives paid to mine overseers and shift bosses after the change in the mining structure.
Harmony reported a basic loss from continuing operations of 199 cents per share for the year under review compared with a profit of 206 cents per share for financial year 2007 and headline earnings of 19 cents per share for financial year 2008 compared with a headline earnings of 96 cents per share for financial year 2007.
Other financial items
Exploration expenditure
Harmony’s exploration activities for continuing operations carried out during the year amounted to R205 million compared with R194 million in financial year 2007. Exploration activities occurred mostly in Papua New Guinea. The Wafi-Golpu exploration tenements have been a large focus area with exploration occurring on four potential copper-gold porphyry deposits. Exploration for further gold deposits in the area surrounding the Hidden Valley mine was done and will continue in 2009.
Continued exploration in PNG and the high-potential Wafi-Golpu area positions Harmony favourably for substantial growth.
We will continue to focus on our drive to establish viable resources to add to our pipeline of gold ounces.
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A small amount of drilling exploration also occurred in South Africa. Harmony’s South African exploration programme for 2009 financial year includes the drilling of Evander South and several underground areas in existing operations (mainly B-reef and
A-reef) in the Free State.
Impairment
An impairment of R316 million is attributed to the re-assessment of the assets at Evander 5, West Shaft, Kudu/Sable and Kalgold.
CAPITAL EXPENDITURE
Attributable capital expenditure during 2008 totalled R3 647 million, of which R1 428 million of this expenditure was incurred at the Hidden Valley mine project in Papua New Guinea. It is anticipated that Hidden Valley will require similar capex investment in the 2009 financial year. Harmony will, however, only be responsible for a small portion of that commitment as our joint venture partner Newcrest will cover the remaining requirements from August 2008 as prescribed by Stage 2 of the partnership.
STRATEGY
The lengthy process of business plans was finalised toward the end of the June 2008 quarter. The Group’s business strategy has now been rolled out throughout the Group.
Each operation has been separately assessed and individual benchmarks and targets – which must be achieved by each operation –
have been applied. The production benchmarks include tonnes per man, grams per person and cost reduction in Rand per kilogram.
We are confident that improvements in costs, safety, productivity, grade and mine call factors will become evident in the quarters ahead.
In addition, Harmony recently committed to training programmes and related development initiatives, especially in the fields of leadership development and team training. These programmes are already showing improvements in attitudes and morale.
ORE RESERVES
At 30 June 2008, Harmony’s ore reserves reflected a year-on-year depletion of 2.0 million ounces. Corporate activity, restructuring of certain shafts and geological related changes accounts for a further decrease of 5.6 million ounces of reserves.
On the positive side there is a net addition of 4.5 million ounces of reserves from surface stockpiles.
The Statement of Mineral Resources and Ore Reserves, produced in accordance with the South African Code for the Reporting of Mineral Resources and Mineral Reserves (SAMREC Code), the Australian Code (JORC Code) as well as with the Industry Guide
7 of the United States Securities and Exchange Commission, shows Harmony’s gold mineral resources of 253.6 million ounces and ore reserves of 50.5 million ounces as at 30 June 2008. The mineral resources indicates a year-on-year negative variance of
28 million ounces mainly as a result of corporate activity relating to Papua New Guinea, Australia and the Randfontein Cooke
shafts.
A gold price of US$750/oz was used for the conversion of Mineral Resources to Ore Reserves at our South African and
Australian operations. An exchange rate of US$/ZAR7.46 for South Africa and AU$/US$0.80 for Australia has been used, resulting in a gold price of R180 000/kg and AU$850/oz, respectively.
In addition to the gold reserves, Harmony also reports its equity reserves (69.9%) for silver, copper and molybdenum from its
PNG operations. Metal prices are assumed at US$12/oz for silver, US$2.40/lb for copper and US$20/lb for molybdenum.
DIVIDEND
Harmony’s continued commitments to large capital expenditure projects will mean that the cash generated by the operations will be used to continue to fund our projects into full production stage. To this end, no final dividend was declared by the Board of Directors for the financial year ended 30 June 2008. The dividend policy will be reviewed in the second half of the
2009 financial year.
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OUTLOOK
Harmony’s outlook remains focused on sustainable organic growth. Opportunities for further optimisation, improved production and production cost management will be exploited. Enhanced cash flow will be used prudently to reduce our debt and finance new mine capacity and other growth initiatives.
PNG and specifically the Wafi-Golpu area, because of its proximity to our Hidden Valley project, will remain our major exploration focus. This region provides opportunities to create value for shareholders because of the possibilities of a larger and longer pipeline of quality and diversified commodity projects. Thus, some of the funds available to Harmony from the
Newcrest partnership will be invested in exploring our tenements for additional reserves and resources.
In South Africa, Evander South in Mpumalanga offers several new opportunities for additional reserves. This implies commensurate exploration opportunities for the adjacent Poplar and Rolspruit areas. Furthermore, with the strong Rand/Dollar gold price, growth opportunities are plentiful from the 1 billion tonnes of surface tailings in the Free State of which the possibility of treating 12Mt a year at St Helena over the next 20 years will be investigated.
Harmony has been and will remain an acquisitive company should opportunities exist or arise. Lately, we have entered into several partnering relationships, the largest being with Rand Uranium and Newcrest in PNG. We will continue to look for value opportunities on partnering some of our assets that have not been approved by the board as new projects for the 2009 financial capital programme.
A vote of thanks
I wish to thank the Board of Directors for their valued support and guidance during one of Harmony’s toughest years. I wish to thank all the employees and managers of Harmony for their hard work and depth of commitment to achieving targets and to elevate performance. Lastly, I would like to thank our shareholders for their loyalty to Harmony through this tough period.
P

SAFETY AND HEALTH REPORT
■
Harmony recorded an improved safety performance for FY2008
■
Target achieved three and a half years of Fatality Free shifts
■
Evander achieved 1 500 000 Fatality Free shifts
■
Tshepong Mines achieved 500 000 Fatality Free shifts
■
Virginia operations achieved One Million Fatality Free shifts
Fatality injury rate (per million hours worked)
It is encouraging that the improvements in safety performance achieved by Harmony in 2007 were sustained in 2008.
Management remains committed to zero-fatalities and every effort is being made to achieve this objective. Safety is the number one priority among all operational teams and many hours are being dedicated towards safety leadership and awareness.
Safety audits have been intensified and the second audit programme was completed at the end of June 2008. These audits include some non-negotiable safety principles:
■
Management to lead by example
■
Continuous verbal communication with all team members
■
Visible awareness-creation on safety
■
Recognise and reward safety achievements
■
Involve all stakeholders
The June quarter showed a 31.8% improvement in the fatality injury frequency rate (FIFR) of 0.15 compared with 0.35 for the
March quarter. An annualised improvement of 18.2% was achieved for 2008.
The Lost Time Injury Frequency Rate (LTIFR) improved by 19.7% during the quarter from a rate of 13.46 to 11.39, while an exceptional annualised improvement of 16% was achieved.
Regrettably four employees lost their lives at Harmony’s operations during the June 2008 quarter as a result of work-related accidents. Harmony’s deepest condolences are extended to the families of the deceased employees.
During the year under review, the Group recorded some remarkable safety achievements, among them was Target’s formidable feat of three years of fatality free shifts. During the June 2008 quarter, Evander and Tshepong both attained half-a-million fatality free shifts and Virginia, comprising Harmony, Merriespruit, Unisel and Brand, achieved their One Million Fatality Free shifts.
There were no lost time injuries at Hidden Valley during the quarter. Part of this success can be attributed to effective weekly site inspections. In addition, several training and proficiency programmes were developed and rolled out during June 2008.
These are designed to improve the level of risk identification and safe work practices at construction sites.
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FOURTH QUARTER AND YEAR ENDED 30 JUNE 2008 UNDER REVIEW
Volumes milled for the June 2008 quarter increased by 9.9% from 4 125 000 tonnes to 4 534 000 tonnes. Production was up by 13%, with an increase of 1 347kg of gold compared with the March 2008 quarter. This is despite the four public holidays during the quarter.
The disappointing 5.4% drop in the SA underground recovery grade from 4.81g/t to 4.55g/t for the quarter, is ascribed to a
19.0% drop in grade at Tshepong and 9.2% at Masimong. This was partly offset by a 15.0% and 11.8% higher recovery grade from Target and Bambanani, respectively.
Joel Mine had a good quarter recovering from all the shaft stoppages in the past and recorded 49.5% more tonnes and 46.4%
more kilograms of gold compared with the previous quarter.
Attributable gold produced from the continuing SA underground operations during the June 2008 quarter, increased to
10 396kg from 9 302kg in the March 2008 quarter, due to an 18.1% increase in tonnages.
The Group’s increased gold production from 10 347kg to 11 694kg, a lower gold price received of R224 036/kg from
R225 544/kg and good cash cost containment resulted in a cash operating profit of R995 million compared with R817 million in the previous quarter.
The Group’s Rand per ton cost dropped from R368/t previously to R358/t for June 2008. The Rand per kilogram cost decreased from R146 620/kg in March 2008 to R138 940/kg in June 2008.
The performance of the company’s continuing operations is set out in the following tables:
Q-on-Q
June 2008
March 2008
% Variance
June 2007
FY08
FY07
Production
– kg
11 694
10 347
13.0
12 414
48 227
54 340
Production
– oz
375 970
332 662
13.0
399 118
1 550 527
1 747 071
Revenue
– R/kg
224 036
225 541
(0.7)
151 418
190 958
147 808
Revenue
– US$/oz
897
944
(5.0)
664
818
639
Cash cost
– R/kg
138 940
146 620
5.2
149 379
138 319
110 785
Cash cost
– US$/oz
556
609
8.7
655
591
479
Exchange rate
– USD/ZAR
7.77
7.43
(4.6)
7.09
7.26
7.20
Gold production from discontinuing operations was 12 387kg (398 249oz) for the year under review compared with 18 262kg
(587 127oz) for the financial year 2007.
Cash operating profit and margins
Q-on-Q
June 2008
March 2008
% Variance
June 2007
FY08
FY07
Cash operating profit (Rm)
995
817
21.8
25
2 537
2 016
Cash operating profit margin (%)
38.0
35.0
8.6
1.3
27.6
25.1
P

Quarter on quarter cash operating profit variance analysis (continuing operations)
Cash operating profit – March 2008
R816.6 million
– volume increase
359.9 million
– working cost increase
(107.9) million
– recovery grade reduction
(51.2) million
– gold price reduction
(22.3) million
– net variance
178.5 million
Cash operating profit – June 2008
R995.1 million
Analysis of earnings per share (continuing operations) (SA cents)
Quarter ended
Quarter ended
Earnings per share
June 2008
March 2008
FY08
FY07
Basic (loss)/earnings
(60)
38
(199)
206
Headline earnings/(loss)
38
39
19
96
Fully diluted (loss)/earnings
(60)
38
(199)
204
Reconciliation between basic (loss)/earnings and headline earnings (continuing operations)
Quarter ended
Quarter ended
Headline earnings per share (cents)
June 2008
March 2008
Basic (loss)/earnings
(60)
38
Profit on sale of property, plant and equipment
8
–
Loss on sale of joint venture
1
–
Impairment of investment in associates
24
–
Impairment of property, plant and equipment
39
–
Impairment of intangible assets
26
–
Provision for doubtful debt
–
1
Headline earnings
38
39
Reconciliation between basic (loss)/earnings and headline earnings (continuing operations)
Headline earnings per share (cents)
FY08
FY07
Basic (loss)/earnings
(199)
206
Profit on sale of property, plant and equipment
–
(32)
Loss on sale of listed investment
115
7
Loss on sale of joint venture
1
–
Profit on sale of associate
–
(56)
Impairment of investment in associates
24
–
Impairment/(Reversal of impairment) of property, plant and equipment
39
(29)
Impairment of intangible assets
26
–
Provision for doubtful debt
13
–
Headline earnings
19
96
P

CAPITAL EXPENDITURE
Attributable capital expenditure incurred during 2008 totalled R3 647 million, of which R1 428 million of this expenditure was incurred at the Hidden Valley mine project in Papua New Guinea. It is anticipated that Hidden Valley will require similar capex investment in the 2009 financial year. Harmony will, however, only be responsible for a small portion of that commitment as our joint venture partner Newcrest will cover the remaining requirements from August 2008 as prescribed by Stage 2 of the partnership agreement.
Actual quarter Actual quarter
Operational Capex June 2008 March 2008
Rm Rm
South African Operations 470 346
Total Operational Capex 470 346
Capital
invested
Project Capex to date
Rm Rm Rm
Doornkop South Reef 87 79 956
Elandsrand New Mine 2 28 776
Tshepong Sub 66 Decline 5 6 289
Phakisa Shaft 84 62 866
Hidden Valley, PNG 668 324 2 049
Total Project Capex 846 499 4 936
Total Capex 1 316 845
Actual Actual
Operational Capex FY08 FY07
Rm Rm
South African operations 1 471 1 127
Surface operations
International operations
Total Operational Capex 1 471 1 127
Project Capex
Doornkop South Reef 328 238
Elandsrand New Mine 128 114
Tshepong North Decline 29 62
Phakisa Shaft 263 234
Hidden Valley PNG 1 428 526
Total Project Capex 2 176 1 174
Total Capex 3 647 2 301
QUARTERLY PROFIT COMPARISON FOR CONTINUING OPERATIONS
Operation Working profit (Rm) Variances (Rm)
June 2008 March 2008 Variance Volume Grade Price Costs
SA underground operations 814.3 684.5 129.8 354.2 (103.4) (19.2) (101.8)
Surface operations 180.8 132.1 48.7 5.7 52.2 (3.1) (6.1)
Total Harmony 995.1 816.6 178.5 359.9 (51.2) (22.3) (107.9)
P

SOUTH AFRICAN UNDERGROUND OPERATIONS
Includes the following shafts: Tshepong, Phakisa, Doornkop, Elandsrand, Target, Masimong, Evander, Bambanani, Joel, Virginia
Operations.
Q-on-Q
June 2008
March 2008
% Variance
June 2007
U/g tonnes milled
(‘000)
2 283
1 934
18.0
2 444
U/g recovery grade
(g/t)
4.55
4.81
(5.4)
4.79
U/g kilograms produced
(kg)
10 396
9 302
11.8
11 708
U/g operating costs
(R/kg)
145 808
152 026
4.1
152 336
U/g working costs
(R/tonne)
664
731
9.2
730
Tshepong Mine
Production
Volumes at Tshepong improved by 21.2% quarter-on-quarter from 326 000 tonnes to 395 000 tonnes. This is in part attributed to the first full quarter of operating on non-Conops.
Tshepong, however, recorded a disappointing 19% decrease in grade from 6.11g/t to 4.95g/t due to a drop in face grade in the NW 2 and EN areas.
Costs were steady and, notwithstanding the added pressures of inflation, cash operating costs were down by 1.0% quarter-
on-quarter at R107 055/kg from R107 943/kg for the previous quarter.
The termination of Conops initially had a negative impact on productivity. However, after the first full quarter of operating on non-Conops, the positive effects on production levels and efficiency are evident.
Project overview
Sub 66 Decline Project overview
Sub 66 decline is currently in a production build-up phase. The project was completed in June 2008 and all of the capital expended. An outstanding engineering component of the project will be completed in the next financial year.
Poor ground conditions in the 72-Belt x/c has required additional secondary support and has delayed the equipping of the 72-Belt x/c. All the major equipment has been procured and once the secondary support has been completed the labour component will be employed to complete the engineering work.
Annual Capex profile
Table (Rm)
2003
2004
2005
2006
2007
2008
2009
Total
Actual Sunk
32.8
66.6
40.6
52.9
66.7
29.3
–
288.9
Forecast
2.9
2.9
Total
32.8
66.6
40.6
52.9
66.7
29.3
2.9
291.8
Full production
The Sub 66 decline has commenced production and will be in build-up phase during the next two years when it will come into full production.
P

Sub 71 Decline Project Overview
A total of 1 089 metres has been developed. The material decline is 20% complete, the chairlift 33% complete and 56% of the 73-level station has been completed.
The project has experienced operational delays and high escalation cost over the past year. It is also being constrained by a dearth of design and engineering draughting work services countrywide.
Future milestones
■
Construct and equip Sub 71 trackless workshop
– September 2008
■
Complete reaming of pilot-hole for Sub 71 ventilation
– September 2008
■
Complete manufacturing drawings for Sub 71 decline conveyor
– September 2008
Annual Capex profile
Table (Rm)
2008
2009
2010
Total
Actual Sunk
24.3
24.3
Forecast
60.9
32.7
93.6
Total
24.3
60.9
32.7
117.9
1st production
August 2012
Full production
July 2017
Schematic picture of production
P

Phakisa
Production
Volumes improved from 9 000 tonnes to 16 000 tonnes for the June 2008 quarter. Gold production at Phakisa was
13.2% higher at 60kg from 53kg, but this quarter’s lower grade extracted from Nyala shaft impacted on the overall gold output.
Grade decreased by 36.3% from 5.89g/t to 3.75g/t.
Grade variances will continue in future as most of the ore tonnages will be from ore development and stoping in the
Nyala shaft area. Build-up in face availability at Phakisa shaft will take time and grade should be more representative of the Phakisa orebody in two years’ time.
Phakisa is in build-up production phase and consequently the mining mix will be difficult to achieve until flexibility can be gained from the developed reserve.
Project overview
A total of 6 895 metres of development was completed on 66, 69, 71, 73 and 75 levels.
The Rail-veyor was commissioned and cycle-times are improving. A second train is scheduled for commissioning in
September 2008. Phase 1 of the surface infrastructure has been completed whilst the civil construction and erection of main buildings have commenced.
Annual Capital expenditure profile
Table (Rm)
2004
2005
2006
2007
2008
2009
2010
2011
2012
Total
Actual Sunk
117
116
147
222
263
866
Forecast
330
76
46
30
482
Total
117
116
147
222
263
330
76
46
30
1 348
1st production
September 2008
Full production
June 2011
Future milestones
■
Holing second raise line
– August 2008
■
First revenue from 69 level to commence
– September 2008
■
Start decline project (one year early)
– November 2008
P

Doornkop
Production
Higher volumes milled from 74 000 tonnes to 126 000 tonnes and better recovery grade, resulted in 86.4% improved production from 184kg to 343kgs. The recovery was also 9.2% higher at 2.72g/t from 2.49g/t for the period under review.
Total costs at Doornkop were down by 50.2% at R148 157/kg compared with R297 293/kg. Costs for the quarter reflected an improvement in unit cost parameters as well as cash operating costs. The higher costs incurred in the March quarter are in part due to the low volumes milled as a result of the planned stoppage to complete shaft work.
Doornkop’s Kimberley reef conventional section was stopped due to poor grade being experienced. Contrary to this, the
South Reef operations experienced an increase in production with square metres mined improving 58% on the previous quarter. Further improvements could be expected in the September quarter.
Project overview
Station development continues on 205 and 207 levels with a total of 3 061 cubic metres excavated. Access development also continued on 192, 197 and 202 levels with 288m excavated. Secondary development is also underway on 192 and 197 levels with 407m achieved.
Equipping of the loading station on 212 level is underway and is all that remains of the shaft-sinking programme. Construction of the pump station and loading levels is also underway following the completion of most of the excavations on 205, 207 and 212 levels.
The updated schedule provides for the main shaft to be partially commissioned by July 2008.
Annual Capital expenditure profile
Table (Rm)
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
Total
Actual Sunk
13
98
114
147
256
328
956
Forecast
271
267
109
31
678
Total
13
98
114
147
256
328
271
267
109
31
1 634
1st production
July 2007
Full production
July 2012
Future milestones
■
Main shaft partially commissioned
– July 2008
■
Rock winder commissioned
– November 2008
■
Pump station on 207 level commissioned
– November 2008
P

P

Elandsrand
Production
In the June quarter, tonnages milled at Elandsrand increased from 214 000 tonnes to 293 000 tonnes. Gold production was
44.6% higher at 1 540kgs compared with 1 065kgs for the previous quarter. Recovery grade increased to 5.26g/t from 4.98g/t;
a 5.6% increase for the June 2008 quarter.
Cash operating costs were down by 14.8% to R134 961/kg from R158 494/kg for the quarter under review.
A stringent cost control effort helped to reduce costs: plant costs decreased and labour costs were lower due to the discontinuation of the Conops allowances. Increases were, however, seen in stores, electricity and contractor wages.
Project overview
The switchgear and cables for the 22 kV system to and from surface and 100 level was commissioned. We are currently waiting for Eskom to liven the transformer at the Elandsrand Main sub-station. The installation of the 600mm chilled water feed and return columns, connecting No. 2 and No. 3 Service Shafts on 105 level, is progressing slowly. Additional sliping in the haulage had to be completed to accommodate the columns where the haulage is too narrow. The 115 L dam wall for No. 1 Settler was cast during the quarter and the suction pipeline was installed between the dam and the pump station. The infrastructure development of the 100 level cooling dam chamber is still being rehabilitated with additional support following the major fall of ground of December 2007. The Refrigeration Plant sub-station was blasted to size and supported. The blasting of the
98 level’s condenser dam chamber was completed during the quarter and the raise boring sites prepared to drill between 98 and
100 levels. The raise boring of the No. 3 centre hole was completed and preparations done for the sinking of the sub-bank.

Development on 113 level progressed well during the quarter and the East RAW reached the “End of Capital” position and now forms part of the mine’s “On Going” development.
Annual Capital expenditure profile
Table (Rm)
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
Total
Actual Sunk
107.0
106.2
105.5
96.1
119.6
113.7
127.9
776.0
Forecast
133.3
81.5
13.4
228.2
Total
107.0
106.2
105.5
96.1
119.6
113.7
127.9
133.3
81.5
13.4
1 004.2
Project Production
Tonnes Milled
% Split
Kilograms
% Split
Old Mine
136 989
47
736
46
New Mine
155 722
53
853
54
Total Mine
292 711
1 589
1st production
October 2003
Full production
June 2012
Future milestones
■
100 level, liven 22 kV sub-station complete
– July 2008
■
115 level pump station commission
– September 2008
■
Access development on 113 level complete
– January 2009

P 16
Target Mine
Target recorded an improved performance with a 2.6% increase in volumes from 154 000 tonnes to 158 000 tonnes. A 15.0%
improvement in recovery grade from 3.67g/t to 4.22g/t lead to 101 more kilograms being produced from the 565kg previously.
Notwithstanding a better performance, Target experienced water handling and belt system delays at the beginning of the quarter. Fragmentation, crusher and belt, as well as insufficient drill reserves, were additional challenges.
Cash operating costs were 13.2% up to R174 910/kg from R154 552/kg mainly due to increases in fuel, trackless accessories and adjusted salaries mainly to retain trackless specialised people.
Masimong Mine
Volumes at Masimong improved by 26.7% from 161 000 tonnes to 204 000 tonnes. This is attributed to restructuring and people interventions leading to the improved production level and higher efficiencies. Kilograms produced were up by 15.1%
at 886kg from 770kg.
Grade was 9.2% lower at 4.34g/t from 4.78g/t mainly due to lack of higher B Reef grade availability.
Cash operating costs increased by 3.2% to R173 244/kg from R167 839/kg previously. Increases were seen in electricity, stores and overtime to make up for lost public holidays.
Evander Operations
At Evander tonnages milled increased by 7.9% quarter on quarter to 300 000 tonnes from 278 000 tonnes. Gold produced was
3.1% higher at 1 546kg compared with 1 500kg for the previous quarter.
Grade was 4.6% lower at 5.15g/t compared with 5.40g/t in March mainly due to Stoping width increasing in the 3 Decline areas.
Cost control initiatives have been implemented and this has begun to produce results. Cash operating costs were 10.1% down to R128 616/kg versus R143 107/kg.
At Evander 8 shaft the fourth airway for additional ventilation was completed. The support of the bottom 105m of the raise bore hole between 17 and 24
1
/
2
levels is complete and reaming is in progress. Seven cooling units in various development ends and stopes have been installed to assist with the environmental conditions.
Bambanani
A 15.3% reduction in volumes from 157 000 tonnes to 133 000 tonnes were produced at Bambanani for the June 2008 quarter.
This was, however, offset by the 11.8% increase in recovery grade from 6.79g/t to 7.59g/t, leading to only a 5.3% decrease in gold production from 1 066kg to 1 009kg.
The reduction in tonnages was ascribed to waste that was stored in the old scaled ore pass for stability reasons.
The mine experienced a marked reduction in costs on the back of reduced volumes and labour. Cash operating costs were
9.9% down at R142 959/kg from R158 595/kg.
Joel
Joel had an excellent June 2008 quarter. Volumes milled were up by 49.5% from 91 000 tonnes to 136 000 tonnes. Higher volumes and a steady grade of 4.50g/t lead to a 46.4% increase in gold production of 612kg for the June quarter compared with 418kg for the March 2008 quarter.
The excellent gold production contributed to the 24.5% reduction in cash operating costs from R164 821/kg to R124 490/kg.

P 17
Virginia Operations
St Helena, Harmony, Merriespruit, Unisel, Brand
Q-on-Q
June 2008
March 2008
% Variance
June 2007
U/g tonnes milled
(‘000)
522
470
11.1
568
U/g recovery grade
(g/t)
3.40
3.60
(5.6)
3.82
U/g kilograms produced
(kg)
1 777
1 690
5.2
2 166
U/g working costs
(R/kg)
197 366
171 209
(15.3)
177 564
U/g working costs
(R/tonne)
672
616
(9.1)
678
Although the Virginia Operations recorded an 11.1% improvement in tonnages milled from 470 000 tonnes to 522 000 tonnes quarter-on-quarter was recorded, it experienced a difficult quarter having to contend with labour go-slows and several stoppages.
Grade was down by 5.6% mainly due to poorer grades at Unisel, Brand 3 and Harmony 2 shafts. Gold production increased by
5.2% due to higher tonnages milled from 1 690kg to 1 777kg.
Cash operating costs were 15.3% higher at R197 366/kg from R171 209/kg. This is ascribed to electricity increases and stores.

P 18
SOUTH AFRICAN SURFACE OPERATIONS
Kalgold, Phoenix, Free Gold surface and Target surface
Q-on-Q
June 2008
March 2008
% Variance
June 2007
Surface tonnes milled
(‘000)
2 251
2 191
2.7
1 202
Surface recovery grade
(g/t)
0.58
0.48
20.8
0.59
Kilograms produced
(kg)
1 298
1 045
24.2
706
Working costs
(R/kg)
83 935
98 504
14.8
100 313
Working costs
(R/tonne)
48
47
(2.1)
59
Kalgold
Tons milled were slightly down by 1.3% at 384 000 tonnes from 389 000 tonnes. This is mainly due to lost production from unforeseen breakdowns, lower milling rates and four days of delays caused by rain.
Grade decreased by 9.6% from 1.87g/t to 1.69g/t quarter-on-quarter mainly because of lower grade ore from other pits.
However, grade from the D-zone – the main source of ore – was higher at 2.81g/t.
D-zone will continue to be the main source of ore until the first quarter of the 2009 calendar year when it is likely to be replaced by other pits.
Gold production was 10.9% lower due to lower volumes milled and lower recoveries from the plant. Kalgold produced 649kg for the June 2008 quarter versus 728kg for the March 2008 quarter.
Cash operating costs were slightly up from R97 636/kg to R98 076/kg. Increases were seen in steel, reagents, lime and machinery spares.
Project Phoenix
Phoenix produced another quarter of consistent results. Tonnage throughput through the plant was marginally down by
0.3% from 1 591 000 tonnes to 1 587 000 tonnes, but a 7.7% higher grade of 0.14g/t (0.13g/t) resulted in gold production being up by 5.2% at 224kg from 213kg previously.
Costs were up 12.5% from R94 197/kg to R106 000/kg as a result of increases in consumables such as reagents.

INTERNATIONAL OPERATIONS
Hidden Valley
Project overview
Highlights for the June quarter were the concrete pouring for the SAG mill-base and the two middle sections of the SAG mill which are completed and ready for shipping from Czech Republic. With regards to mining operations, total waste moved was
16% above budget whilst the total ore movement was below budget having been affected by road transport and accessibility challenges. Some 535m of grade control drilling was completed at Hamata and results indicate continuity of ore lodes identified in the resource model.
The execution of the design and fabrication of the overland conveyor remains a critical issue. The detailed design of the conveyor is progressing well but is dependent on the rapid ramp up of the fabrication activities. The shortage of civils and contract labour resources is proving to be a challenge.
Annual Capex Expenditure Profile (Construction Capital : Cash Flow)
Table (A$m)
2006
2007
2008
2009
2010
2011
2012
2013
Total
Actual Sunk
20
90
181
291
Forecast
314
314
Total
20
90
181
314
605
Following the announcement of Newcrest acquiring an interest in Harmony's PNG exploration and mining assets, the joint venture partners undertook a detailed review of the capital cost estimate and construction schedule for the Hidden Valley project. The review confirmed the expected commissioning of Hidden Valley in mid-2009.
The capital cost estimate has increased to around A$605 million. This is materially in line with the estimate used by Newcrest when it entered the joint venture.
Engineering design is 91% complete, procurement is 87% complete with the overall project 57% complete.
P

DISCONTINUED OPERATIONS
Cooke Plant Operations
Cooke plant experienced several challenges during the June quarter, mainly insufficient rail trucks and waste rock depletion.
Volumes decreased quarter-on-quarter from 645 000 tonnes to 525 000 tonnes. Recovery grade was down due to the depletion of waste rock and the use of low-grade waste as grinding media. Grade was lower at 0.40g/t from 0.43g/t previously, resulting in fewer kilograms produced from 275kg to 212kg. Cash operating costs were up by 11.2% due to the introduction of road transport and the increases in fuel prices.
The implementation of Dump 20 project, comprising a pipeline from Dump 20 to Cooke plant, required the stopping of mills 1 and 2 for conversion to ball mills.
Randfontein Operations
Randfontein’s Cooke 3 shaft experienced two fatalities during the June 2008 quarter.
Volumes from Randfontein’s three shafts increased by 5.8% from 277 000 tonnes to 293 000 tonnes.
Gold production was marginally lower at 1 349kg from 1 354kg previously, due to lower recovery grade which dropped by 5.9%
from 4.89g/t to 4.60g/t.
Cash operating costs for the June 2008 quarter were well-contained at R120 173/kg from R136 157/kg; a decrease of 11.7%.
The shafts, nevertheless, experienced cost increases in electricity and diesel.
P

EXPLORATION
Wafi-Golpu
Project Overview
Harmony’s exploration activities carried out during the June 2008 quarter amounted to R62 million. Exploration activities occurred mostly in Papua New Guinea across a range of greenfield and brownfield targets.
The Wafi-Golpu exploration tenements have been a large focus area with exploration occurring on four potential copper gold porphyry deposits. These prospects include Nambonga North, Ghavembu, Kesiago and Biamena.
On the Morobe Consolidated Goldfields tenements work was mostly targeting high grade gold resources. These included prospect areas at Daulo, Kerimenge and Salemba, all located within a 6km radius of the Hidden Valley ML.
Exploration results and programme
Wafi-Golpu
Wafi “Near Mine” (Brownfields)
Nambonga North
Exploration continued at Nambonga North with four drill rigs. Drilling activities were focused on testing strike and depth extensions of the porphyry copper-gold system and the adjacent polymetallic sulphide lode. To date mineralisation remains open at depth and along strike. New results received during the quarter include:
Porphyry Cu-Au intercepts:
■
WR275:
180m @ 1.0 g/t Au, 0.25% Cu from 383m
Au-Zn-Pb-Ag Massive Sulphide intercepts:
■
WR273:
11m
@ 5.0 g/t Au 3.8% Zn, 1.2% Pb and 14 g/t Agf rom 201m
Nambonga North has the potential to develop into a new multi-million ounce gold resource (with additional copper and other base metal credits) for the Wafi-Golpu Project. Drilling to scope-out the deposit will remain a priority.
Wafi Greenfields
Ghavembu prospect (previously Awembu)
Similar to Nambonga North, the target has excellent porphyry Au-Cu potential that could impact significantly on the value of the project. Drill pads for the two proposed holes were completed and await drill rigs. Initial drilling is scheduled as drill units become available from Nambonga North.
Biamena prospect
A ground-based electromagnetic survey was designed for the Biamena Prospect to outline drill targets for porphyries hidden at depth (similar to Golpu). About 37.5 line km (40%) has been completed to date.
A programme of grid based soils, mapping, and selective rock chip sampling commenced in conjunction with the EM survey.
These datasets will be used to interpret IP and EM results and rank drill targets. Results have been highly encouraging with rock chip values received up to 64 g/t.
Kesiago prospect
A fly camp was established for a planned work programme of surface mapping and sampling and drilling. The programme is scheduled to commence Q1 FY09.
P

Morobe Consolidated Tenements
■
Daulo prospect. 11 trenches were remapped and selectively re-sampled to validate historical results. Intercepts from this work included
DLO 1A 10.8m @ 5.35 g/t Au
DLO3A 45m @ 4.6 g/t Au
DLO4B 23m @ 2.2 g/t Au
Mineralisation appears fault bounded. Mapping shows the majority of minor structures exposed in the trenches are oriented similar to Edie Creek, dipping 60 to 70 degrees to the south-east.
The work has highlighted good potential for shallow high-grade oxide within a 6km radius of the Hidden Valley Plant.
A proposal for follow-up drilling to test the size potential of the prospect is underway.
■
Kerimenge prospect
Results received from trenching activities during the quarter include:
KTK03A 16m @ 3.2 g/t Au 4m @ 22.5 g/t Au 4m @ 8.23 g/t Au
KTK03B 8m @ 5.7 g/t Au 12m @ 3.88 g/t Au
The trenching was completed east of the Kerimenge Deposit in an area where no previous work has been undertaken and form part of the same zone as KTK02 results reported last quarter. These results appear associated with Northwest trending shear zone which has been intruded by porphyry. To date trenching has outlined the structure over approximately
300m of strike and is open to the south.
■
Hidden Valley ML 151 Exploration
Work on the Hidden Valley ML included diamond drilling at the Salemba Prospect. The drilling was undertaken to test a magnetic target with anomalous coincident Au-Mo-Cu geochemistry. Core processing and sampling is in progress.
P

P

FINANCIAL REVIEW FOR THE FOURTH QUARTER AND
YEAR ENDED 30 JUNE 2008

P 24 P 25
OPERATING RESULTS – CONTINUING OPERATIONS (Rand/Metric)
Underground production – South Africa Surface production – South Africa
Total SA South International
Doorn- Elands- Evander Virginia Under- Kalgold Project Other Total SA Africa production Harmony
Tshepong Phakisa kop rand Target Masimong Operations Bambanani Joel Operations St Helena ground Surface Phoenix Surface Surface Total PNG Total
Ore Milled – t’000 Jun-08 395 16 126 293 158 204 300 133 136 522 – 2 283 384 1 587 280 2 251 4 534 – 4 534
Mar-08 326 9 74 214 154 161 278 157 91 470 – 1 934 389 1 591 211 2 191 4 125 – 4 125
Gold Produced – kg Jun-08 1 957 60 343 1 540 666 886 1 546 1 009 612 1 777 – 10 396 649 224 425 1 298 11 694 – 11 694
Mar-08 1 991 53 184 1 065 565 770 1 500 1 066 418 1 690 – 9 302 728 213 104 1 045 10 347 – 10 347
Yield – g/tonne Jun-08 4.95 3.75 2.72 5.26 4.22 4.34 5.15 7.59 4.50 3.40 – 4.55 1.69 0.14 1.52 0.58 2.58 – 2.58
Mar-08 6.11 5.89 2.49 4.98 3.67 4.78 5.40 6.79 4.59 3.60 – 4.81 1.87 0.13 0.49 0.48 2.51 – 2.51
Cash Operating Costs – R/kg Jun-08 107 055 127 983 148 157 134 961 174 910 173 244 128 616 142 959 124 490 197 366 – 145 808 98 076 106 000 50 711 83 935 138 940 – 138 940
Mar-08 107 943 108 811 297 293 158 494 154 552 167 839 143 107 158 595 164 821 171 209 – 152 026 97 636 94 197 113 404 98 504 146 620 – 146 620
Cash Operating Costs – R/tonne Jun-08 530 480 403 709 737 752 663 1 085 560 672 – 664 166 15 77 48 358 – 358
Mar-08 659 641 739 789 567 803 772 1 077 757 616 – 731 183 13 56 47 368 – 368
Working Revenue (R’000) Jun-08 438 170 13 449 76 808 346 827 148 605 198 795 346 022 225 877 137 109 398 504 – 2 330 166 145 571 50 382 93 760 289 713 2 619 879 – 2 619 879
Mar-08 444 818 11 835 42 519 245 789 125 572 173 674 341 845 234 233 95 065 383 269 26 2 098 645 162 831 48 593 23 631 235 055 2 333 700 – 2 333 700
Cash Operating Costs (R’000) Jun-08 209 506 7 679 50 818 207 840 116 490 153 494 198 840 144 246 76 188 350 719 – 1 515 820 63 651 23 744 21 552 108 947 1 624 767 – 1 624 767
Mar-08 214 915 5 767 54 702 168 796 87 322 129 236 214 660 169 062 68 895 289 343 11 445 1 414 143 71 079 20 064 11 794 102 937 1 517 080 – 1 517 080
Cash Operating Profit (R’000) Jun-08 228 664 5 770 25 990 138 987 32 115 45 301 147 182 81 631 60 921 47 785 – 814 346 81 920 26 638 72 208 180 766 995 112 – 995 112
Mar-08 229 903 6 068 (12 183) 76 993 38 250 44 438 127 185 65 171 26 170 93 926 (11 419) 684 502 91 752 28 529 11 837 132 118 816 620 – 816 620
Capital Expenditure (R’000) Jun-08 50 018 97 022 100 247 95 141 91 410 26 049 55 808 22 028 8 954 41 078 6 587 761 4 822 194 55 092 60 108 647 869 668 028 1 315 897
Mar-08 43 137 73 207 83 518 83 221 81 434 25 272 53 291 21 502 8 392 28 594 167 501 735 903 354 18 185 19 442 521 177 324 228 845 405
Evander operations – Evander 5, Evander 7 and Evander 8
Virginia operations – Harmony 2, Merriespruit 1 and 3, Unisel and Brand

P 27 P 26
OPERATING RESULTS INCLUDING DISCONTINUED OPERATIONS (Rand/Metric)
Underground production – South Africa Surface production – South Africa International production
Rand- Virginia Total SA Cooke South Total
Doorn- Elands- Evander fontein Bamba- Opera- Under- Kalgold Project plant Other Total SA Africa Inter- Harmony
Tshepong Phakisa kop rand Target Masimong Operations Operations nani Joel tions St Helena ARMgold ground Surface Phoenix  Operations Surface Surface Total Australia PNG national Total
Ore Milled – t’000 Jun-08 395 16 126 293 158 204 300 293 133 136 522 – – 2 576 384 1 587 525 280 2 776 5 352 – – – 5 352
Mar-08 326 9 74 214 154 161 278 277 157 91 470 – 108 2 319 389 1 591 645 211 2 836 5 155 34 – 34 5 189
Gold Produced – kg Jun-08 1 957 60 343 1 540 666 886 1 546 1 349 1 009 612 1 777 – – 11 745 649 224 212 425 1 510 13 255 – – – 13 255
Mar-08 1 991 53 184 1 065 565 770 1 500 1 354 1 066 418 1 690 – 300 10 956 728 213 275 104 1 320 12 276 56 – 56 12 332
Yield – g/tonne Jun-08 4.95 3.75 2.72 5.26 4.22 4.34 5.15 4.60 7.59 4.50 3.40 – – 4.56 1.69 0.14 0.40 1.52 0.54 2.48 – – – 2.48
Mar-08 6.11 5.89 2.49 4.98 3.67 4.78 5.40 4.89 6.79 4.59 3.60 – 2.78 4.72 1.87 0.13 0.43 0.49 0.47 2.38 1.65 – 1.65 2.38
Cash Operating Costs – R/kg Jun-08 107 055 127 983 148 157 134 961 174 910 173 244 128 616 120 173 142 959 124 490 197 366 – – 142 895 98 076 106 000 158 769 50 711 94 441 137 375 – – – 137 375
Mar-08 107 943 108 811 297 293 158 494 154 552 167 839 143 107 136 157 158 595 164 821 171 209 – 321 143 154 695 97 636 94 197 142 822 113 404 107 737 149 646 510 875 – 510 875 151 286
Cash Operating Costs – R/tonne Jun-08 530 480 403 709 737 752 663 553 1 085 560 672 – – 652 166 15 64 77 51 340 – – – 340
Mar-08 659 641 739 789 567 803 772 666 1 077 757 616 – 892 731 183 13 61 56 50 356 841 – 841 360
Working Revenue (R’000) Jun-08 438 170 13 449 76 808 346 827 148 605 198 795 346 022 302 758 225 877 137 109 398 504 – – 2 632 924 145 571 50 382 47 450 93 760 337 163 2 970 087 – – – 2 970 087
Mar-08 444 818 11 835 42 519 245 789 125 572 173 674 341 845 312 068 234 233 95 065 383 269 26 68 682 2 479 395 162 831 48 593 62 497 23 631 297 552 2 776 947 29 815 – 29 815 2 806 762
Cash Operating Costs (R’000) Jun-08 209 506 7 679 50 818 207 840 116 490 153 494 198 840 162 114 144 246 76 188 350 719 – 367 1 678 301 63 651 23 744 33 659 21 552 142 606 1 820 907 – – – 1 820 907
Mar-08 214 915 5 767 54 702 168 796 87 322 129 236 214 660 184 357 169 062 68 895 289 343 11 445 96 343 1 694 843 71 079 20 064 39 276 11 794 142 213 1 837 056 28 609 – 28 609 1 865 665
Cash Operating Profit (R’000) Jun-08 228 664 5 770 25 990 138 987 32 115 45 301 147 182 140 644 81 631 60 921 47 785 – (367) 954 623 81 920 26 638 13 791 72 208 194 557 1 149 180 – – – 1 149 180
Mar-08 229 903 6 068 (12 183) 76 993 38 250 44 438 127 185 127 711 65 171 26 170 93 926 (11 419) (27 661) 784 552 91 752 28 529 23 221 11 837 155 339 939 891 1 206 – 1 206 941 097
Capital Expenditure (R’000) Jun-08 50 018 97 022 100 247 95 141 91 410 26 049 55 808 40 985 22 028 8 954 41 078 6 (72) 628 674 4 822 194 1 090 55 092 61 198 689 872 277 668 028 668 305 1 358 177
Mar-08 43 137 73 207 83 518 83 221 81 434 25 272 53 291 40 119 21 502 8 392 28 594 167 (8) 541 846 903 354 1 886 18 185 21 328 563 174 61 324 228 324 289 887 463
Evander operations – Evander 5, Evander 7 and Evander 8
Randfontein operations – Cooke 1, Cooke 2 and Cooke 3
Virginia operations – Harmony 2, Merriespruit 1 and 3, Unisel and Brand

P

CONDENSED CONSOLIDATED INCOME STATEMENT (Rand)
Quarter ended
Year ended
June
March
June
1
June
June
1
2008
2008
2007
2008
2007
Notes
(Unaudited)
(Unaudited)
(Unaudited)
R million
R million
R million
R million
R million
Continuing operations
Revenue
2 620
2 334
1 880
9 210
8 037
Cost of sales
2
(2 284)
(1 820)
(1 928)
(8 184)
(6 729)
Production cost
(1 625)
(1 517)
(1 855)
(6 673)
(6 021)
Amortisation and depreciation
(222)
(189)
(214)
(846)
(763)
Impairment of assets
(316)
–
123
(316)
123
Employment termination and restructuring costs
(50)
(86)
–
(212)
–
Other items
(71)
(28)
18
(137)
(68)
Gross profit/(loss)
336
514
(48)
1 026
1 308
Corporate, administration and other expenditure
(49)
(55)
(84)
(228)
(226)
Exploration expenditure
(62)
(55)
(83)
(205)
(194)
Other (expenses)/income – net
(9)
(16)
75
(90)
186
Operating profit/(loss)
216
388
(140)
503
1 074
Loss from associates
(68)
(10)
(1)
(78)
(19)
Profit on sale of investment in associate
–
–
–
–
236
Impairment of investment in associate
(95)
–
–
(95)
–
Loss on sale of investment in joint venture
(2)
–
–
(2)
–
Mark-to-market of listed investments
–
–
31
33
111
Loss on sale of listed investments
–
–
(37)
(459)
(35)
Impairment of investments
(1)
–
–
(1)
(10)
Investment income
86
54
85
282
188
Finance cost
(131)
(123)
(195)
(514)
(454)
Profit/(Loss) before taxation
5
309
(257)
(331)
1 091
Taxation
(246)
(156)
84
(465)
(271)
Net (loss)/profit from continuing operations
(241)
153
(173)
(796)
820
Discontinued operations
3
Profit/(Loss) from discontinued operations
170
192
(463)
551
(438)
Net (loss)/profit
(71)
345
(636)
(245)
382
(Loss)/Earnings per share from continuing
operations attributable to the equity holders
of the Company during the year (cents)
4
– Basic (loss)/earnings
(60)
38
(43)
(199)
206
– Headline earnings/(loss)
38
39
(81)
19
96
– Fully diluted (loss)/earnings
(60)
38
(43)
(199)
204
Earnings/(Loss) per share from discontinuing
operations attributable to the equity holders
of the Company during the year (cents)
4
– Basic earnings/(loss)
42
48
(116)
137
(110)
– Headline earnings/(loss)
27
24
(48)
108
(43)
– Fully diluted earnings/(loss)
42
48
(116)
137
(110)
Total (loss)/earnings per share from all
operations attributable to the equity holders
of the Company during the year (cents)
4
– Basic (loss)/earnings
(18)
86
(159)
(62)
96
– Headline earnings/(loss)
65
63
(129)
127
53
– Fully diluted (loss)/earnings
(18)
86
(159)
(62)
94
1
The comparative figures were adjusted to exclude further discontinued operations and interest capitalised.

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CONDENSED CONSOLIDATED BALANCE SHEET (Rand)
At At At
June March June
2008 2008 2007
Notes (Unaudited)
R million R million R million
ASSETS
Non-current assets
Property, plant and equipment
27 556 26 575 24 538
Intangible assets 2 209 2 309 2 307
Restricted cash 78 80 5
Restricted investments 5 1 465 1 304 1 373
Investments in financial assets 6 67 109 14
Investments in associates 7 145 341 7
Trade and other receivables 137 7 95
31 657 30 725 28 339
Current assets
Inventories
693 654 742
Investments in financial assets 6 – – 2 484
Trade and other receivables 873 993 918
Income and mining taxes 82 58 66
Restricted cash – – 274
Cash and cash equivalents 9 413 346 711
2 061 2 051 5 195
Non-current assets classified as held for sale 3 1 539 1 716 1 284
3 600 3 767 6 479
Total assets 35 257 34 492 34 818
EQUITY AND LIABILITIES
Share capital and reserves
Share capital
25 895 25 866 25 636
Other reserves 676 731 (349)
Accumulated loss (1 832) (1 779) (1 581)
24 739 24 818 23 706
Non-current liabilities
Borrowings
8 264 1 918 1 743
Deferred income tax 2 990 2 599 2 719
Provisions for other liabilities and charges 1 273 1 078 1 216
4 527 5 595 5 678
Current liabilities
Trade and other payables
1 372 923 1 545
Provisions and accrued liabilities 287 261 267
Borrowings 8 3 835 2 009 2 855
Bank overdraft 9 – – 220
5 494 3 193 4 887
Liabilities directly associated with non-current assets
classified as held for sale
3 497 886 547
5 991 4 079 5 434
Total equity and liabilities 35 257 34 492 34 818
Number of ordinary shares in issue 403 253 756 402 818 020 399 608 384
Net asset value per share (cents) 6 135 6 161 5 932

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CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (Rand)
Issued share
Other     Accumulated
capital reserves loss Total
R million R million R million R million
Balance – 30 June 2007 (as previously reported) 25 636 (349) (1 681) 23 606
Change in accounting policy for the capitalisation of
interest on assets under construction
– – 100 100
Balance – 30 June 2007 (restated) 25 636 (349) (1 581) 23 706
Issue of share capital 259 – – 259
Currency translation adjustment and other – 1 025 – 1 025
Net loss – – (245) (245)
Dividends paid – – (6) (6)
Balance as at 30 June 2008 25 895 676 (1 832) 24 739
Balance – 30 June 2006 (as previously reported) 25 489 (271) (2 015) 23 203
Change in accounting policy for the capitalisation of
interest on assets under construction
– – 59 59
Balance – 30 June 2006 (restated) 25 489 (271) (1 956) 23 262
Issue of share capital 147 – – 147
Currency translation adjustment and other – (78) – (78)
Net profit – – 382 382
Dividends paid – – (7) (7)
Balance as at 30 June 2007 25 636 (349) (1 581) 23 706

P

CONDENSED CONSOLIDATED CASH FLOW STATEMENT (Rand)
Quarter ended Year ended
June March June June
2008 2008 2008 2007
Notes (Unaudited) (Unaudited)
R million R million R million R million
Cash flow from operating activities
Cash generated by operations
1 506 794 1 978 1 221
Interest and dividends received 97 64 306 204
Interest paid (117) (123) (417) (226)
Income and mining taxes paid (67) (41) (129) (13)
Cash generated by operating activities 1 419 694 1 738 1 186
Cash flow from investing activities
(Increase)/decrease in restricted cash
2 1 205 (29)
Net proceeds on disposal of listed investments – – 1 310 395
Net additions to property, plant and equipment (1 267) (884) (3 718) (2 549)
Other investing activities (190) 6 (170) (45)
Cash utilised by investing activities (1 455) (877) (2 373) (2 228)
Cash flow from financing activities
Long-term loans raised
8 136 – 2 234 1 804
Long-term loans repaid 8 (12) (6) (1 820) (1 002)
Ordinary shares issued – net of expenses 23 40 87 138
Dividends paid (6) – (6) (7)
Cash generated by financing activities 141 34 495 933
Foreign currency translation adjustments (38) 62 61 (48)
Net increase/(decrease) in cash and equivalents 67 (87) (79) (157)
Cash and equivalents – beginning of period 348 435 494 651
Cash and equivalents – end of period 9 415 348 415 494

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NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE QUARTER AND YEAR ENDED 30 JUNE 2008
1.
Accounting policies
(a)   Basis of accounting
The condensed consolidated interim financial statements for the period ended 30 June 2008 have been prepared using accounting policies that comply with International Financial Reporting Standards (IFRS), which are consistent with the accounting policies used in the audited annual financial statements for the year ended 30 June 2007, except for accounting policy changes made after the date of the annual financial statements. These condensed consolidated interim financial statements are prepared in accordance with IAS 34, Interim Financial Reporting, and should be read in conjunction with the financial statements for the year ended 30 June 2007.
(b)   Implementation of accounting policy
IAS 23 (Revised) – Borrowing Costs: The company early adopted IAS 23 (Revised) – Borrowing Costs, retrospectively as at 1 July 2000, which requires that management capitalise borrowing costs directly attributable to the acquisition and construction of qualifying assets. Qualifying assets are assets that take a substantial time to get ready for their intended use.
The impact of this adjustment was as follows:
Quarter ended
Year ended
June
March
June
June
June
2008
2008
2007
2008
2007
(Unaudited)
(Unaudited)
(Unaudited)
R million
R million
R million
R million
R million
Effect on net loss/profit:
Decrease in interest expense
91
11
21
128
58
Income tax
(26)
(3)
(6)
(38)
(17)
Decrease in net loss
65
8
15
90
41
Effect on opening accumulated loss:
Decrease in interest expense
177
166
119
140
82
Income tax
(52)
(49)
(34)
(40)
(23)
Decrease in accumulated loss
125
117
85
100
59
The borrowing costs are added to the cost of those assets, until such time as the assets are substantially ready for their intended use.
All other borrowing costs are dealt with in profit or loss in the period in which they are incurred.

P

2. Cost of sales
The income statement is now presented by function as per the requirements of IAS1 – Presentation of Financial
Statements. The major difference is that cost of sales in disclosed on the face of the income statement, with the items disclosed by nature in the notes to the financial statements.
Quarter ended Year ended
June March June June June
2008 2008 2007 2008 2007
(Unaudited) (Unaudited) (Unaudited)
R million R million R million R million R million
Cost of sales consists of:
Production costs
1 625 1 517 1 855 6 673 6 021
Amortisation and depreciation 222 189 214 846 763
Impairment of assets 316 – (123) 316 (123)
Provision for rehabilitation costs 12 – (19) 12 (16)
Care and maintenance cost of restructured shafts 29 24 11 74 56
Employment termination and restructuring costs 50 86 – 212 –
Share-based compensation 19 4 3 42 41
Provision for post retirement benefits 11 – (13) 9 (13)
2 284 1 820 1 928 8 184 6 729
3. Non-current assets held for sale and discontinued operations
The assets and liabilities related to Mt Magnet and South Kal (operations in Australia), ARMgold Welkom and Orkney
(operations in the Free State and Northwest areas), and Kudu/Sable (operations in the Free State area), have been presented as held for sale on 30 June 2007.
On 6 December 2007, the sale relating to the South Kal operation (operation in Australia) was concluded at a loss, net of tax, of R51 million and the assets were derecognised.
On 27 February 2008, the sale relating to the Orkney operations (operations in the Northwest area) was concluded at a profit, of R66 million and the assets were derecognised.
The assets and liabilities relating to the Cooke 1, Cooke 2, Cooke 3, Cooke plant and relating surface operations (operations in the Gauteng area) have been presented as held for sale following the approval of the Group’s management on
16 October 2007. The comparative prior year quarter and year to date information has been restated for this reclassification.
During June 2008, management decided not to sell the ARMgold Welkom shafts and Kudu/Sable. Due to this, their results have been included in net profit/(loss) from continuing operations and the comparative periods restated.
At 30 June 2008, the sale of Mt Magnet was postponed. As management and the buyer were intent on the sale, even though the one-year period allowed by IFRS 5 has expired, these assets have still been classified as held for sale. See note 11 for further details.
4. Earnings/(Loss) per share
Earnings/(Loss) per share is calculated on the weighted average number of shares in issue for the quarter ended 30 June
2008: 402.8 million (31 March 2008: 400.7 million, 30 June 2007: 398.6 million) and the year ended 30 June 2008:
400.8 million (30 June 2007: 397.9 million).
The fully diluted earnings/(loss) per share is calculated on weighted average number of diluted shares in issue for the quarter ended 30 June 2008: 405.2 million (31 March 2008: 403.5 million, 30 June 2007: 403.1 million) and the year ended
30 June 2008: 402.9 million (30 June 2007: 402.4 million).

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Quarter ended Year ended
June March June June June
2008 2008 2007 2008 2007
(Unaudited) (Unaudited) (Unaudited)
R million R million R million R million R million
Total (loss)/earnings per share (cents):
Basic (loss)/earnings
(18) 86 (159) (62) 96
Headline earnings/(loss) 65 63 (129) 127 53
Fully diluted (loss)/earnings (18) 86 (159) (62) 94
R million R million R million R million R million
Reconciliation of headline earnings/(loss):
Continuing operations
Net (loss)/profit
(241) 153 (173) (796) 820
Adjusted for:
Loss/(Profit) on sale of property,
plant and equipment
32 (1) (66) (2) (129)
Loss on sale of listed investment – – 31 459 30
Impairment of investments 1 – – 1 –
Loss on sale of joint venture 2 – – 2 –
Profit on sale of associate – – – – (220)
Impairment of investment in associates 95 – – 95 –
Impairment/(Reversal of impairment) of
property, plant and equipment
159 – (117) 159 (117)
Impairment of intangible assets 105 – – 105 –
Provision for doubtful debt – 4 – 52 –
Headline profit/(loss) 153 156 (325) 75 384
Discontinued operations
Net profit/(loss)
170 192 (463) 551 (438)
Adjusted for:
(Profit)/Loss on sale of property,
plant and equipment
(90) (100) – (95) –
Profit on sale of investments – – – – (6)
Impairment/(Reversal of impairment) of
property, plant and equipment
30 4 274 (25) 274
Headline profit/(loss) 110 96 (189) 431 (170)
Total headline profit/(loss) 263 252 (514) 506 214
5. Restricted investments
June March June
2008 2008 2007
(Unaudited)
R million R million R million
Environmental Trust Funds 1 428 1 271 1 336
Other 37 33 37
1 465 1 304 1 373

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6. Investment in financial assets
June March June
2008 2008 2007
(Unaudited)
R million R million R million
Current
Investment in African Rainbow Minerals Limited (see note 8)
– – 1 051
Investment in Gold Fields Limited * – – 1 433
– – 2 484
Non-current
Other
67 109 14
67 109 2 498
* During the September 2007 quarter Harmony sold all of its remaining Gold Fields Limited (GFI) shares for a loss of R459 million.
7. Investment in associate
On 27 February 2008, Pamodzi Gold Limited bought the Orkney operations from the Harmony Group for a consideration of 30 million Pamodzi Gold Limited shares. This resulted in Harmony Gold Mining Company owning 32.4% of Pamodzi
Gold Limited. At 30 June 2008, management tested for impairment of the investment in associate. An amount of
R91 million was impaired and accounted for in the income statement. The book value at 30 June 2008, after taking impairment and loss from associate into account, was R145 million.
8. Borrowings
June March June
2008 2008 2007
(Unaudited)
R million R million R million
Unsecured borrowings
Convertible unsecured fixed rate bonds
1 626 1 605 1 541
Africa Vanguard Resources (Proprietary) Limited 32 32 32
1 658 1 637 1 573
Less: Short-term portion
(1 626) – –
Total unsecured long-term borrowings 32 1 637 1 573
Secured borrowings
Westpac Bank Limited*
258 119 2
Africa Vanguard Resources (Doornkop) (Pty) Limited (Nedbank Limited) 194 188 170
ARM Empowerment Trust 1 (Nedbank Limited)** – – 450
ARM Empowerment Trust 2 (Nedbank Limited)** – – 601
Rand Merchant Bank – – 1 802
Nedbank Limited 2 000 2 000 –
Less: Unamortised transaction costs
(11) (17) –
2 441 2 290 3 025
Less: Short-term portion
(2 209) (2 009) (2 855)
Total secured long-term borrowings 232 281 170
Total long-term borrowings 264 1 918 1 743
* The lease was entered into for the purchase of mining fleet to be used on the Hidden Valley project.
** The guarantees relating to the Nedbank loans were cancelled on 28 September 2007 and consequently Harmony has no further obligations to Nedbank in this regard. The ARM investment and associated Nedbank loans were derecognised from this date.

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The future minimum lease payments to Westpac Bank Limited are as follows:
June March June
2008 2008 2007
(Unaudited)
R million R million R million
Due within one year 57 26 –
Due between one and five years 228 97 –
285 123 –
9. Cash and cash equivalents
June March June
2008 2008 2007
(Unaudited)
R million R million R million
Comprises:
Continuing operations 413 346 491
Discontinued operations 2 2 3
Total cash and cash equivalents 415 348 494
10.   Commitments and contingencies
June March June
2008 2008 2007
(Unaudited)
R million R million R million
Capital expenditure commitments
Contracts for capital expenditure 1 164 1 191 352
Authorised by the directors but not contracted for 1 720 1 422 1 881
2 884 2 613 2 233
This expenditure will be financed from existing resources and where appropriate, borrowings.
Contingent liabilities
Guarantees and suretyships 18 18 18
Environmental guarantees 152 173 129
170 191 147
Contingent liability
On 18 April 2008, Harmony Gold Mining Company Limited was made aware that it has been named or may be named as a defendant in a lawsuit filed in the U.S. District Court in the Southern District of New York on behalf of certain purchasers and sellers of Harmony’s American Depositary Receipts (“ADRs”). Harmony has retained legal counsel, who will advise
Harmony on further developments in the U.S.
11.   Subsequent events
Village Main Reef
On 11 July 2008, Harmony sold its 37.8% share in Village Main Reef Gold Mining Company (1934) Limited for R1.1 million to To The Point Investments. Z B Swanepoel, Harmony’s previous Chief Executive Officer, is a director and founder of
To The Point Investments.

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PNG Partnership agreement
On 22 April 2008 Morobe Consolidated Goldfields Limited and Wafi Mining Limited, subsidiaries of Harmony Gold
(Australia) Pty Ltd entered into a Master Purchase and Farm-in Agreement with Newcrest Mining Limited (Newcrest). This agreement provides for Newcrest to purchase a 30.01% Participating Interest (Stage 1) and a further buy-out of an additional 19.99% Participating Interest in Harmony’s Papua New Guinea (PNG) gold and copper assets. Due to the fact that there were a number of conditions precedents to be met, the expected profit on the transaction was not recognised in the 2007/2008 financial year.
On 16 July 2008 the conditions precedent were finalised, which included regulatory and statutory approvals by the PNG
Government. Stage 1 Completion has now taken place with an effective date of 31 July 2008.
Total consideration for Stage 1 completion of US$229 million was received, of which US$50 million has been placed in a jointly controlled Escrow account which will revert to Harmony upon the confirmation of an exploration licence (“EL”)
approval by the PNG Mining Authorities. Re-registration of the EL is expected by the end of August 2008.
The expected profit on Stage 1 Completion is estimated to be AUD$84.3 million (post-tax) and will be accounted for in the
September 2008 quarter.
Sale of MMG and BBO entities
Harmony announced on the 8 November 2007 that it signed a letter of intent with Monarch Gold Mining Company for the sale of its Mount Magnet operations for AUD$65 million. On 8 July 2008 Harmony further announced a revision to the deal and an extension of the period in which the conditions precedent is to be met. Subsequent to this announcement
Harmony was advised that the terms of the sale contract with Monarch Gold had been reconstituted, Monarch placed itself in voluntary administration.
On 1 August 2008 the Administrator indicated that Monarch will not proceed with the proposed purchase and consequently the purchase agreement has been terminated. Harmony received from Monarch a deposit of AUD$5 million of which AUD$2.5 million has been refunded and AUD$2.5 million has been recorded as revenue. Harmony has resumed management of the operation and has re-commenced the sale process.
12.   Segment report
The primary reporting format of the Company is by business segment. As there is only one business segment, being mining, extraction and production of gold, the relevant disclosures have been given in the condensed consolidated financial statements.
13.   Audit review
The condensed consolidated financial statements for the year ended 30 June 2008 on pages 28 to 37 have been reviewed in accordance with International Standards on Review Engagements 2410 – “Review of interim financial information performed by the Independent Auditors of the entity” by PricewaterhouseCoopers Inc. Their unqualified review opinion is available for inspection at the Company’s registered office.

P 38
US$ million YEAR ENDED 30 JUNE 2008 (Rand/Metric)
Cash
Cash
Continuing
operating
operating
Capital
Kilograms
Tonnes
Operating
Operations
Revenue
cost
profit/(loss)
expenditure
gold
milled     Grade
Cost
South Africa
R million
R million
R million
R million
t’000
R/kg
Tshepong
1 621
906
715
195
8 495
1 495
5.68
106 658
Phakisa
28
17
11
293
131
31
4.23
130 221
Doornkop
258
225
33
349
1 373
448
3.06
164 099
Elandsrand
964
751
213
318
4 934
890
5.54
152 171
Target
503
374
129
256
2 644
622
4.25
141 027
Masimong
698
637
61
114
3 657
809
4.52
174 080
Evander Operations
Evander 5
360
259
101
43
1 884
346
5.45
137 386
Evander 7
316
231
85
83
1 772
280
6.33
130 210
Evander 8
726
426
300
116
3 810
686
5.56
111 715
Total Evander
Operations
1 402
916
486
242
7 466
1 312
5.69
122 598
Bambanani
932
741
191
107
4 945
827
5.98
149 792
Joel
375
284
91
39
1 904
407
4.68
149 305
Virginia Operations
Harmony 2
283
262
21
39
1 497
442
3.38
174 852
Merriespruit 1
287
239
48
31
1 463
387
3.78
163 585
Merriespruit 3
240
229
11
22
1 258
389
3.23
181 769
Unisel
399
318
81
38
2 103
496
4.24
151 376
Brand 3
279
251
28
22
1 465
416
3.52
171 437
Brand 5
–
9
(9)
–
–
–
–
–
Total Virginia
Operations
1 488
1 308
180
152
7 786
2 130
4.00
174 091
St Helena
41
92
(51)
4
260
78
3.33
355 654
Kalgold
557
278
279
10
2 898
1 530
1.89
95 939
Project Phoenix
191
89
102
4
1 002
6 378
0.19
75 184
Other entities
152
55
97
136
732
729
0.73
98 100
Total South Africa
9 210
6 673
2 537
2 219
48 227
17 686
2.73
138 319
International
PNG
–
–
–
1 428
–
–
–
–
Total International
–
–
–
1 428
–
–
–
–
Total Harmony
– Continuing
Operations
9 210
6 673
2 537
3 647
48 227
17 686
2.73
138 319

P 39
Cash
Cash
Discontinued
operating
operating
Capital
Kilograms
Tonnes
Operating
Operations
Revenue
cost
profit/(loss)
expenditure
gold
milled    Grade
Cost
South Africa
R million
R million
R million
R million
t’000
R/kg
Orkney 2
148
148
–
6
831
160
5.23
179 596
Orkney 4
110
145
(35)
9
637
195
3.27
228 190
Orkney 7
54
82
(28)
11
309
163
1.89
266 312
Cooke 1
357
231
126
16
1 842
297
6.20
125 587
Cooke 2
353
201
152
35
1 861
341
5.46
107 739
Cooke 3
491
325
166
107
2 578
561
4.60
126 010
Cooke Plant Operations
205
130
75
4
1 067
2 342
0.46
121 549
Total South Africa
1 718
1 262
456
188
9 125
4 059
2.55
138 464
Australia
Mt Magent
408
301
107
29
2 398
876
2.73
125 488
South Kal
137
105
32
91
864
433
2.00
120 812
Total Australia
545
406
139
120
3 262
1 309
2.49
124 285
Total Harmony
– Discontinued
Operations
2 263
1 668
595
308
12 387
5 368
2.31
134 718
Total Harmony
11 473
8 341
3 132
3 955
60 614
23 054
2.63
137 584

P 40
DETAILED OPERATING INFORMATION YEAR ENDED 30 JUNE 2007 (Rand/Metric)
Cash
Cash
Continuing                                            operating
operating
Capital
Kilograms
Tonnes
Operating
Operations
Revenue
cost
profit/(loss)
expenditure
gold
milled
Cost
South Africa
R million
R million
R million
R million
T’000    Grade
R/kg
Tshepong
1 460
807
653
188
9 919
1 654
5.99
81 324
Phakisa
–
–
–
227
–
–
–
–
Doornkop
263
181
82
270
1 784
541
3.30
101 708
Elandsrand
895
738
157
238
6 056
1 013
5.98
121 884
Target
657
380
277
121
4 430
820
5.41
85 678
Masimong
681
596
85
109
4 602
974
4.73
129 376
Evander Operations
Evander 5
257
208
49
39
1 731
342
5.07
120 229
Evander 7
283
278
5
86
1 899
405
4.69
146 469
Evander 8
548
330
218
79
3 692
764
4.83
89 287
Total Evander
Operations
1 088
816
272
204
7 322
1 511
4.85
111 433
Bambanani
902
831
71
125
6 129
1 164
5.27
135 609
Joel
366
241
125
28
2 486
457
5.44
96 750
Virginia Operations
Harmony 2
215
215
–
35
1 439
468
3.07
149 527
Merriespruit 1
234
191
43
25
1 574
432
3.64
121 206
Merriespruit 3
201
180
21
25
1 354
402
3.36
133 115
Unisel
368
252
116
39
2 488
557
4.47
101 299
Brand 3
210
200
10
11
1 419
403
3.52
140 913
Brand 5
4
11
(7)
–
29
11
2.64
384 477
Total Virginia
Operations
1 232
1 049
183
135
8 303
2 273
3.65
126 364
St Helena
98
129
(31)
10
663
218
3.04
194 413
Kudu/Sable
4
–
4
–
26
14
–
–
Kalgold
257
196
61
3
1 746
1 578
1.11
112 227
Project Phoenix
94
45
49
–
664
2 148
0.31
67 854
Other entities
40
12
28
117
210
416
0.51
58 323
Total South Africa
8 037
6 021
2 016
1 775
54 340
14 781
3.68
110 785
International
PNG
–
–
–
526
–
–
–
–
Total International
–
–
–
526
–
–
–
–
Total Harmony
– Continuing
Operations
8 037
6 021
2 016
2 301
54 340
14 781
3.68
110 785

P 41
Cash
Cash
Discontinued                                        operating
operating
Capital
Kilograms
Tonnes
Operating
Operations
Revenue
cost
profit/(loss)
expenditure
gold
milled
Cost
South Africa
R million
R million
R million
R million
T’000    Grade
R/kg
Orkney 2
240
190
50
31
1 626
282
5.77
116 621
Orkney 3
–
–
–
–
–
–
–
–
Orkney 4
209
189
20
37
1 432
360
3.98
132 286
Orkney 7
95
86
9
42
643
217
2.96
133 723
ARM surface
1
–
1
–
4
1
–
–
Cooke 1
348
236
112
14
2 354
386
6.10
100 439
Cooke 2
261
251
10
27
1 780
349
5.10
141 089
Cooke 3
417
317
100
98
2 841
564
5.04
111 681
Cooke Plant Operations
88
42
46
–
590
811
0.73
70 631
Total South Africa
1 659
1 311
348
249
11 270
2 970
3.80
116 377
Australia
Mt Magent
617
508
109
145
4 243
1 700
2.50
119 877
South Kal
404
321
83
48
2 749
1 261
2.18
116 715
Total Australia
1 021
829
192
193
6 992
2 961
2.36
118 634
Total Harmony
– Discontinued
Operations
2 680
2 140
540
442
18 262
5 931
3.08
117 241
Total Harmony
10 717
8 161
2 556
2 743
72 602
20 712
3.51
112 409

P 43 P 42
OPERATING RESULTS – CONTINUING OPERATIONS (US$/Imperial)
Underground production – South Africa Surface production – South Africa
Total SA South International
Doorn- Elands- Evander Bamba- Virginia Under- Kalgold Project Other Total SA Africa production Harmony
Tshepong Phakisa kop rand Target Masimong Operations nani Joel Operations St Helena ground Surface Phoenix Surface Surface Total PNG Total
Ore Milled – t’000 Jun-08 436 18 139 323 174 225 331 147 150 576 – 2 519 423 1 750 309 2 482 5 001 – 5 001
Mar-08 359 10 82 236 170 178 307 173 100 518 – 2 133 429 1 754 233 2 416 4 549 – 4 549
Gold Produced – oz Jun-08 62 919 1 929 11 028 49 512 21 412 28 485 49 705 32 440 19 676 57 132 – 334 238 20 866 7 202 13 664 41 732 375 970 – 375 970
Mar-08 64 012 1 704 5 916 34 240 18 165 24 756 48 226 34 273 13 439 54 334 – 299 065 23 406 6 848 3 343 33 597 332 662 – 332 662
Yield – oz/t Jun-08 0.14 0.11 0.08 0.15 0.12 0.13 0.15 0.22 0.13 0.10 – 0.13 0.05 – 0.04 0.02 0.08 – 0.08
Mar-08 0.18 0.17 0.07 0.15 0.11 0.14 0.16 0.20 0.13 0.10 – 0.14 0.05 – 0.01 0.01 0.07 – 0.07
Cash Operating Costs – $/oz Jun-08 429 513 593 540 700 694 515 572 499 790 – 584 393 424 203 336 556 – 556
Mar-08 452 455 1 245 664 647 703 599 664 690 717 – 631 409 394 475 412 609 – 609
Cash Operating Costs – $/t Jun-08 62 55 47 83 86 88 77 126 65 78 – 77 19 2 9 6 42 – 42
Mar-08 81 78 90 96 69 98 94 132 93 75 – 89 22 2 7 6 45 – 45
Working Revenue ($’000) Jun-08 56 411 1 731 9 888 44 651 19 132 25 593 44 548 29 080 17 652 51 304 – 299 990 18 741 6 486 12 071 37 298 337 288 – 337 288
Mar-08 59 880 1 593 5 724 33 087 16 904 23 379 46 018 31 532 12 797 51 595 4 282 509 21 920 6 541 3 181 31 642 314 151 – 314 151
Cash Operating Costs ($’000) Jun-08 26 972 989 6 542 26 758 14 997 19 761 25 599 18 571 9 809 45 152 – 195 150 8 195 3 057 2 775 14 027 209 177 – 209 177
Mar-08 28 931 776 7 364 22 723 11 755 17 397 28 897 22 759 9 274 38 951 1 541 188 827 9 568 2 701 1 588 13 857 202 684 – 202 684
Cash Operating Profit ($’000) Jun-08 29 439 742 3 346 17 893 4 135 5 832 18 949 10 509 7 843 6 152 – 104 840 10 546 3 429 9 296 23 271 128 111 – 128 111
Mar-08 30 949 817 (1 640) 10 364 5 149 5 982 17 121 8 773 3 523 12 644 (1 537) 93 682 12 352 3 840 1 593 17 785 111 467 – 111 467
Capital Expenditure ($’000) Jun-08 6 439 12 491 12 906 12 249 11 768 3 354 7 185 2 836 1 153 5 288 1 75 669 621 25 7 093 7 739 83 408 86 004 169 412
Mar-08 5 807 9 855 11 243 11 203 10 962 3 402 7 174 2 895 1 130 3 849 22 67 520 121 48 2 448 2 617 70 137 43 646 113 783
Evander operations – Evander 5, Evander 7 and Evander 8
Virginia operations – Harmony 2, Merriespruit 1 and 3, Unisel and Brand

P 45 P 44
OPERATING RESULTS INCLUDING DISCONTINUED OPERATIONS (US$/Imperial)
Underground production – South Africa Surface production – South Africa International production
Rand- Virginia Total SA Cooke South Total
Doorn- Elands- Evander fontein Bamba- Opera- Under- Kalgold Project plant Other Total SA Africa Inter- Harmony
Tshepong Phakisa kop rand Target Masimong Operations Operations nani Joel tions St Helena ARMgold ground Surface Phoenix  Operations Surface Surface Total Australia PNG national Total
Ore milled – t’000 Jun-08 436 18 139 323 174 225 331 323 147 150 576 – – 2 842 423 1 750 579 309 3 061 5 903 – – – 5 903
Mar-08 359 10 82 236 170 178 307 305 173 100 518 – 119 2 557 429 1 754 711 233 3 127 5 684 38 – 38 5 722
Gold Produced – oz Jun-08 62 919 1 929 11 028 49 512 21 412 28 485 49 705 43 371 32 440 19 676 57 132 – – 377 609 20 866 7 202 6 816 13 664 48 548 426 157 – – – 426 157
Mar-08 64 012 1 704 5 916 34 240 18 165 24 756 48 226 43 532 34 273 13 439 54 334 – 9 645 352 242 23 406 6 848 8 841 3 343 42 438 394 680 1 800 – 1 800 396 480
Yield – oz/t Jun-08 0.14 0.11 0.08 0.15 0.12 0.13 0.15 0.13 0.22 0.13 0.10 – – 0.13 0.05 – 0.01 0.04 0.02 0.07 – – – 0.07
Mar-08 0.18 0.17 0.07 0.15 0.11 0.14 0.16 0.14 0.20 0.13 0.10 – 0.08 0.14 0.05 – 0.01 0.01 0.01 0.07 0.05 – 0.05 0.07
Cash Operating Costs – $/oz Jun-08 429 513 593 540 700 694 515 481 572 499 790 – – 572 393 424 636 203 378 550 – – – 550
Mar-08 452 455 1 245 664 647 703 599 570 664 690 717 – 1 345 648 409 394 598 475 451 627 2 139 – 2 139 633
Cash Operating Costs – $/t Jun-08 62 55 47 83 86 88 77 65 126 65 78 – – 76 19 2 7 9 6 40 – – – 40
Mar-08 81 78 90 96 69 98 94 81 132 93 75 – 109 89 22 2 7 7 6 44 101 – 101 44
Working Revenue ($’000) Jun-08 56 411 1 731 9 888 44 651 19 132 25 593 44 548 38 978 29 080 17 652 51 304 – – 338 968 18 741 6 486 6 109 12 071 43 407 382 375 – – – 382 375
Mar-08 59 880 1 593 5 724 33 087 16 904 23 379 46 018 42 010 31 532 12 797 51 595 4 9 246 333 769 21 920 6 541 8 413 3 181 40 055 373 824 4 014 – 4 014 377 838
Cash Operating Costs ($’000) Jun-08 26 973 989 6 542 26 758 14 997 19 761 25 599 20 871 18 571 9 809 45 152 – 47 216 069 8 195 3 057 4 333 2 775 18 360 234 429 – – – 234 429
Mar-08 28 931 776 7 364 22 723 11 755 17 397 28 897 24 818 22 759 9 274 38 951 1 541 12 969 228 155 9 568 2 701 5 287 1 588 19 144 247 299 3 851 – 3 851 251 150
Cash Operating Profit ($’000) Jun-08 29 438 742 3 346 17 893 4 135 5 832 18 949 18 107 10 509 7 843 6 152 – (47) 122 899 10 546 3 429 1 776 9 296 25 047 147 946 – – – 147 946
Mar-08 30 949 817 (1 640) 10 364 5 149 5 982 17 121 17 192 8 773 3 523 12 644 (1 537) (3 723) 105 614 12 352 3 840 3 126 1 593 20 911 126 525 163 – 163 126 688
Capital Expenditure ($’000) Jun-08 6 439 12 491 12 906 12 249 11 768 3 354 7 185 5 277 2 836 1 153 5 288 1 (9) 80 938 621 25 140 7 093 7 879 88 817 36 86 004 86 040 174 857
Mar-08 5 807 9 855 11 243 11 203 10 962 3 402 7 174 5 401 2 895 1 130 3 849 22 (1) 72 942 121 48 254 2 448 2 871 75 813 8 43 646 43 654 119 467
Evander operations – Evander 5, Evander 7 and Evander 8
Randfontein operations – Cooke 1, Cooke 2 and Cooke 3
Virginia operations – Harmony 2, Merriespruit 1 and 3, Unisel and Brand

P

CONDENSED CONSOLIDATED INCOME STATEMENT Unaudited) (US$)
Quarter ended Year ended
June March June
1
June June
1
2008 2008 2007 2008 2007
US$ million US$ million US$ million US$ million US$ million
Continuing operations
Revenue
337 329 265 1 269 1 116
Cost of sales (294) (256) (272) (1 127) (935)
Production cost (209) (214) (262) (919) (836)
Amortisation and depreciation (29) (27) (30) (117) (106)
Impairment of assets (41) – 17 (44) 17
Employment termination and restructuring costs (6) (12) – (29) –
Other items (9) (3) 3 (18) (10)
Gross profit/(loss) 43 73 (7) 142 181
Corporate, administration and other expenditure (6) (8) (12) (31) (31)
Exploration expenditure (8) (8) (12) (28) (27)
Other (expenses)/income – net (1) (2) 11 (12) 26
Operating profit/(loss) 28 55 (20) 71 149
Loss from associates (9) (1) – (11) (3)
Profit on sale of investment in associate – – – – 33
Impairment of investment in associate (12) – – (13) –
Mark-to-market of listed investments – – 4 5 15
Loss on sale of listed investments – – (5) (63) (5)
Impairment of investments – – – – (1)
Investment income 11 8 12 39 26
Finance cost (17) (17) (28) (71) (63)
Profit/(Loss) before taxation 1 45 (37) (43) 151
Taxation (32) (22) 12 (64) (38)
Net (loss)/profit from continuing operations (31) 23 (25) (107) 113
Discontinued operations
Profit/(Loss) from discontinued operations
22 27 (65) 76 (61)
Net (loss)/profit (9) 50 (90) (31) 52
(Loss)/Earnings per share from continuing operations
attributable to the equity holders of the Company
during the year (cents)
– Basic (loss)/earnings
(8) 5 (6) (27) 29
– Headline earnings/(loss) 5 5 (11) 3 13
– Fully diluted (loss)/earnings (8) 5 (6) (27) 28
Earnings/(Loss) per share from discontinuing operations
attributable to the equity holders of the Company
during the year (cents)
– Basic earnings/(loss)
5 7 (16) 19 (15)
– Headline earnings/(loss) 3 3 (7) 15 (6)
– Fully diluted earnings/(loss) 5 7 (16) 19 (15)
Total (loss)/earnings per share from all operations
attributable to the equity holders of the Company
during the year (cents)
– Basic (loss)/earnings
(3) 12 (22) (8) 14
– Headline earnings/(loss) 8 8 (18) 18 7
– Fully diluted (loss)/earnings (3) 12 (22) (8) 13
The currency conversion rates average for the quarters ended: June 2008: US$1 = R7.77 (March 2008: US$1 = R7.43, June 2007:
US$1=R7.09)
The currency conversion rates average for the year ended: June 2008: US$1 = R7.26 (June 2007: US$1=R7.20)
1
The comparative figures were adjusted to exclude further discontinued operations and interest capitalised
.

P

CONDENSED CONSOLIDATED BALANCE SHEET (Unaudited) (US$)
At At At
June March June
2008 2008 2007
US$ million US$ million US$ million
ASSETS
Non-current assets
Property, plant and equipment
3 533 3 265 3 486
Intangible assets 283 284 328
Restricted cash 10 10 1
Restricted investments 188 160 195
Investments in financial assets 9 13 2
Investments in associates 19 42 1
Trade and other receivables 18 1 13
4 060 3 775 4 026
Current assets
Inventories
89 80 105
Investments in financial assets – – 353
Trade and other receivables 111 122 130
Income and mining taxes 11 7 9
Restricted cash – – 39
Cash and cash equivalents 53 43 101
264 252 737
Non-current assets classified as held for sale 197 211 182
461 463 919
Total assets 4 521 4 238 4 945
EQUITY AND LIABILITIES
Share capital and reserves
Share capital
3 320 3 178 3 641
Other reserves 87 90 (50)
Accumulated loss (235) (219) (225)
3 172 3 049 3 366
Non-current liabilities
Borrowings
34 236 248
Deferred income tax 383 319 386
Provisions for other liabilities and charges 163 132 173
580 687 807
Current liabilities
Trade and other payables
176 114 219
Provisions and accrued liabilities 37 32 38
Borrowings 492 247 406
Bank overdraft – – 31
705 393 694
Liabilities directly associated with non-current assets classified as held for sale 64 109 78
769 502 772
Total equity and liabilities 4 521 4 238 4 945
Number of ordinary shares in issue 403 253 756 402 818 020 399 608 384
Net asset value per share (cents) 787 757 842
Balance sheet converted at conversion rate of US$1 = R7.80 (March 2008: R8.14) (June 2007: R7.04)

P

CONDENSED CONSOLIDATED STATEMENT OF CHANGE IN EQUITY (Unaudited) (US$)
Issued share
Other     Accumulated
capital reserves loss Total
US$ million US$ million US$ million US$ million
Balance – 30 June 2007 (as previously reported) 3 287 (45) (216) 3 026
Change in accounting policy for the capitalisation of
interest on assets under construction
– – 13 13
Balance – 30 June 2007 (restated) 3 287 (45) (203) 3 039
Issue of share capital 33 – – 33
Currency translation adjustment and other – 131 – 131
Net loss – – (31) (31)
Dividends paid – – (1) (1)
Balance as at 30 June 2008 3 320 86 (235) 3 171
Balance – 30 June 2006 (as previously reported) 3 621 (38) (286) 3 297
Change in accounting policy for the capitalisation of
interest on assets under construction
– – 8 8
Balance – 30 June 2006 (restated) 3 621 (38) (278) 3 305
Issue of share capital 21 – – 21
Currency translation adjustment and other – (11) – (11)
Net profit – – 54 54
Dividends paid – – (1) (1)
Balance as at 30 June 2007 3 642 (49) (225) 3 368

P

CONDENSED CONSOLIDATED CASH FLOW STATEMENT (Unaudited) (US$)
Quarter ended Year ended
June March June June
2008 2008 2008 2007
US$ million US$ million US$ million US$ million
Cash flow from operating activities
Cash generated by operations
194 107 272 177
Interest and dividends received 12 9 42 28
Interest paid (15) (17) (57) (31)
Income and mining taxes paid (9) (6) (18) (2)
Cash generated by operating activities 182 93 239 172
Cash flow from investing activities
(Increase)/decrease in restricted cash
– – 28 (4)
Net proceeds on disposal of listed investments – – 184 55
Net additions to property, plant and equipment (163) (119) (516) (362)
Other investing activities (24) 1 (23) (7)
Cash utilised by investing activities (187) (118) (327) (318)
Cash flow from financing activities
Long-term loans raised
20 – 323 253
Long-term loans repaid (2) – (256) (139)
Ordinary shares issued – net of expenses 3 5 12 19
Dividends paid (1) – (1) (1)
Cash generated by financing activities 20 5 78 132
Foreign currency translation adjustments (5) – (7) (7)
Net increase/(decrease) in cash and equivalents 10 (20) (17) (21)
Cash and equivalents – beginning of period 43 63 70 91
Cash and equivalents – end of period 53 43 53 70
Operating activities translated at average rates of: Three months ended June 2008: US$1 = R7.77 (March 2008: US$1 = R7.43)
year ended June 2008: US$1 = R7.26 (June 2007: US$ = R7.20)
Closing balance translated at closing rates of: June 2008: US$1 = R7.80 (March 2008: US$1 = R8.14, June 2007: US$1 = R7.04)

P 50
DETAILED OPERATING INFORMATION YEAR ENDED 30 JUNE 2008 (US$/Imperial)
Cash
Cash
Continuing
operating
operating
Capital
Gold
Tonnes
Operating
Operations
Revenue
cost
profit/(loss)
expenditure
Produced
milled
Grade
cost
South Africa
US$ million US$ million
US$ million
US$ million
Ounces
(Imperial)    (Imperial)
$/ounce
Tshepong
223
125
98
27
273 119
1 649
0.166
457
Phakisa
4
2
2
40
4 212
34
0.123
558
Doornkop
35
31
4
48
44 143
494
0.089
703
Elandsrand
133
103
30
44
158 631
981
0.162
652
Target
69
51
18
35
85 006
686
0.124
605
Masimong
96
88
8
16
117 575
892
0.132
745
Evander Operations
Evander 5
50
36
14
6
60 572
382
0.159
588
Evander 7
43
32
11
11
56 971
309
0.185
557
Evander 8
100
59
41
16
122 494
756
0.162
478
Total Evander
Operations
193
127
66
33
240 037
1 447
0.166
525
Bambanani
128
102
26
15
158 985
912
0.174
641
Joel
52
39
13
5
61 215
449
0.136
639
Virginia Operations
Harmony 2
39
36
3
5
48 129
487
0.099
749
Merriespruit 1
39
33
6
4
47 036
427
0.110
700
Merriespruit 3
33
31
2
3
40 445
429
0.094
778
Unisel
55
44
11
5
67 613
547
0.124
648
Brand 3
38
35
3
3
47 101
459
0.103
734
Brand 5
–
1
(1)
–
–
–
–
–
Total Virginia
Operations
204
180
24
20
250 324
2 349
0.107
719
St Helena
6
13
(7)
1
8 359
86
0.097
1 523
Kalgold
77
38
39
1
93 172
1 687
0.055
411
Project Phoenix
26
12
14
–
32 215
7 033
0.005
381
Other entities
23
7
16
18
23 534
804
0.029
309
Total South Africa
1 269
918
351
303 1     550 527
19 503
0.080
591
International
PNG
–
–
–
197
–
–
–
–
Total International
–
–
–
197
–
–
–
–
Total Harmony
– Continuing
Operations
1 269
918
351
500 1     550 527
19 503
0.080
591

P 51
Cash
Cash
Discontinued
operating
operating
Capital
Gold
Tonnes
Operating
Operations
Revenue
cost
profit/(loss)
expenditure
Produced
milled
Grade
cost
South Africa
US$ million       US$ million
US$ million
US$ million
Ounces
(Imperial)    (Imperial)
$/ounce
Orkney 2
18
21
(3)
1
26 717
176
0.152
769
Orkney 4
15
20
(5)
1
20 480
215
0.095
977
Orkney 7
7
11
(4)
2
9 935
180
0.055
1 140
Cooke 1
49
32
17
2
59 221
328
0.181
538
Cooke 2
49
28
21
5
59 832
376
0.159
461
Cooke 3
68
45
23
15
82 884
619
0.134
540
Cooke Plant Operations
28
18
10
–
34 305
2 583
0.013
520
Total South Africa
234
175
59
26
293 374
4 477
0.066
593
Australia
Mt Magent
56
41
15
4
77 097
966
0.080
537
South Kal
19
14
5
12
27 778
477
0.058
517
Total Australia
75
55
20
16
104 875
1 443
0.073
532
Total Harmony
– Discontinued
Operations
309
230
79
42
398 249
5 920
0.067
576
Total Harmony
1 578
1 148
430
542 1   948 776
25 423
0.077
589

P 52
DETAILED OPERATING INFORMATION YEAR ENDED 30 JUNE 2007 US$/Imperial)
Cash
Cash
Continuing
operating
operating
Capital
Gold
Tonnes
Operating
Operations
Revenue
cost
profit/(loss)
expenditure
Produced
milled
Grade
cost
South Africa
US$ million       US$ million
US$ million
US$ million
Ounces
(Imperial)    (Imperial)
$/ounce
Tshepong
203
112
91
26
318 887
1 824
0.175
351
Phakisa
–
–
–
32
–
–
–
–
Doornkop
37
25
12
38
57 364
597
0.096
439
Elandsrand
124
103
21
33
194 710
1 117
0.174
527
Target
91
53
38
16
142 433
904
0.158
370
Masimong
95
82
13
15
147 958
1 074
0.138
559
Evander Operations
Evander 5
36
29
7
5
55 707
377
0.148
519
Evander 7
39
38
1
12
61 044
447
0.137
633
Evander 8
76
46
30
11
118 692
843
0.141
386
Total Evander
Operations
151
113
38
28
235 443
1 667
0.141
481
Bambanani
126
115
11
17
197 060
1 283
0.154
586
Joel
51
33
18
4
79 923
504
0.158
418
Virginia Operations
Harmony 2
30
30
–
5
46 274
516
0.089
646
Merriespruit 1
33
27
6
4
50 612
476
0.106
524
Merriespruit 3
28
25
3
3
43 541
444
0.098
575
Unisel
51
35
16
5
79 992
614
0.130
438
Brand 3
29
28
1
2
45 611
445
0.103
609
Brand 5
1
2
(1)
–
918
12
0.077
1 651
Total Virginia
Operations
172
147
25
19
266 948
2 507
0.106
546
St Helena
14
18
(4)
1
21 319
241
0.089
840
Kudu/Sable
1
–
1
–
845
16
–
–
Kalgold
36
27
9
–
56 129
1 740
0.032
485
Project Phoenix
13
6
7
–
21 346
2 368
0.009
293
Other entities
2
2
–
18
6 706
458
0.015
252
Total South Africa
1 116
836
280
247      1 747 071
16 300
0.107
479
International
PNG
–
–
–
73
–
–
–
–
Total international
–
–
–
73
–
–
–
–
Total Harmony
– Continuing
Operations
1 116
836
280
320 1     747 071
16 300
0.107

P 53
Cash
Cash
Discontinued
operating
operating
Capital
Gold
Tonnes
Operating
Operations
Revenue
cost
profit/(loss)
expenditure
Produced
milled
Grade
cost
South Africa
US$ million       US$ million
US$ million
US$ million
Ounces
(Imperial)    (Imperial)
$/ounce
Orkney 2
34
26
8
4
52 275
311
0.168
504
Orkney 3
–
–
–
–
–
–
–
–
Orkney 4
30
26
4
5
46 041
397
0.116
572
Orkney 7
13
12
1
6
20 668
239
0.086
578
ARM surface
–
–
–
–
125
1
–
–
Cooke 1
48
33
15
2
75 698
425
0.178
434
Cooke 2
36
35
1
3
57 215
385
0.149
610
Cooke 3
58
44
14
14
91 332
622
0.147
483
Cooke Plant Operations
12
6
6
–
18 974
895
0.021
305
Total South Africa
231
182
49
34
362 328
3 275
0.111
503
Australia
Mt Magent
86
71
15
20
136 428
1 874
0.073
518
South Kal
56
45
11
7
88 371
1 391
0.064
504
Total Australia
142
116
26
27
224 799
3 265
0.069
507
Total Harmony
– Discontinued
Operations
373
298
75
61
587 127
6 540
0.090
507
Total Harmony
1 489
1 134
355
381   2 334 198
22 840
0.102

P 54
DEVELOPMENT RESULTS Metric)
Quarter ended June 2008
Channel    Channel
Reef Sampled
Width
Value
Gold
Metres
Metres
(Cm’s)
(g/t)   (Cmg/t)
Randfontein
VCR Reef
837
894
50
36.03
1,819
UE1A
918
909
186
4.10
762
E8 Reef
54
54
121
9.53
1,153
Kimberley Reef
55
126
59
5.66
334
E9GB Reef
264
203
84
13.67
1,155
All Reefs
2,129
2,186
112
10.83
1,216
Free State
Basal
1,775
1,198
67
15.81
1,065
Leader
1,312
984
167
5.89
985
A Reef
366
284
89
7.15
639
Middle
25
12
148
51.84
7,673
B Reef
69
66
227
0.24
54
All Reefs
3,547
2,544
113
8.78
991
Evander
Kimberley Reef
887
1,050
73
15.48
1,134
Elandskraal
VCR Reef
539
532
135
12.50
1,688
Orkney
Vaal Reef
–
–
–
–
–
VCR
–
–
–
–
–
All Reefs
–
–
–
–
–
Target
Elsburg
116
74
293
3.28
962
Freegold JV
Basal
1,334
1,076
22
52.86
1,180
Beatrix
425
360
123
8.48
1,040
Leader
B Reef
121
154
35
143.84
5,105
All Reefs
1,880
1,590
46
33.01
1,529
DEVELOPMENT RESULTS (Imperial)
Quarter ended June 2008
Channel    Channel
Reef Sampled
Width
Value
Gold
Feet
Feet
(inches)
(oz/t)  (in.ozt)
Randfontein
VCR Reef
2,747
2,933
20
1.04
21
UE1A
3,012
2,982
73
0.12
9
E8 Reef
177
177
48
0.27
13
Kimberley Reef
181
413
23
0.17
4
E9GB Reef
866
666
33
0.39
13
All Reefs
6,983
7,172
44
0.32
14
Free State
Basal
5,824
3,930
27
0.45
12
Leader
4,304
3,228
66
0.17
11
A Reef
1,201
932
35
0.21
7
Middle
83
39
58
1.52
88
B Reef
226
217
89
0.01
1
All Reefs
11,638
8,346
44
0.26
11
Evander
Kimberley Reef
2,910
3,445
29
0.45
13
Elandskraal
VCR Reef
1,768
1,745
53
0.37
19
Orkney
Vaal Reef
–
–
–
–
–
VCR
–
–
–
–
–
All Reefs
–
–
–
–
–
Target
Elsburg
379
243
115
0.10
11
Freegold JV
Basal
4,377
3,530
9
1.51
14
Beatrix
1,394
1,181
48
0.25
12
Leader
–
–
–
–
–
B Reef
397
505
14
4.19
59
All Reefs
6,168
5,217
18
0.98
18

P
55
CONTACT DETAILS
Harmony Gold Mining Company Limited
Corporate Office
PO Box 2
Randfontein, 1759
South Africa
Corner Main Reef Road
and Ward Avenue
Randfontein, 1759
Johannesburg
South Africa
Telephone: +27 11 411 2000
Website: http://www.harmony.co.za
Directors
P T Motsepe (Chairman)*
G Briggs (Chief Executive Officer)
F Abbott, J A Chissano*
†
,
F T De Buck*, Dr D S Lushaba*
C Markus*, M Motloba*,
C M L Savage*, A J Wilkens*
Dr C Diarra*
‡
, K V Dicks*
(*non-executive)
(
†
Mozambique)
(
‡
US/Mali Citizen)
Further Information
Amelia Soares
General Manager, Investor Relations
Telephone: +27 11 411 2314
Cell: +27 (0) 82 654 9241
E-mail: amelia.soares@harmony.co.za
Marian van der Walt
Company Secretary
Telephone: +27 11 411 2037
Fax: +27 11 411 2070
Cell: +27 (0) 82 888 1242
E-mail: marian.vanderwalt@harmony.co.za
South African Share Transfer Secretaries
Link Market Services South Africa (Proprietary) Limited
(Registration number 2000/007239/07)
5th Floor, 11 Diagonal Street
Johannesburg, 2001
South Africa
PO Box 4844
Johannesburg, 2000
South Africa
Telephone: +27 11 832 2652
Fax: +27 11 834 4398
United Kingdom Registrars
Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
United Kingdom
Telephone: +44 870 162 3100
Fax: +44 208 639 2342
ADR Depositary
The Bank of New York
101 Barclay Street
New York, NY 10286
United States of America
Telephone: +1888-BNY ADRS
Fax: +1 212 571 3050
Trading Symbols
JSE Limited HAR
New York Stock Exchange, Inc. HMY
NASDAQ HMY
London Stock Exchange plc HRM
Euronext Paris HG
Euronext Brussels HMY
Berlin Stock Exchange HAM1
Issuer code HAPS
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228

P 56
NOTES
PRINTED BY INCE (PTY) LIMITED
REF W2CF06056

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: August 15, 2008
Harmony Gold Mining Company Limited
By: /s/ Frank Abbott
Name: Frank Abbott
Title: Chief Interim Financial Office